UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 13, 2020

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the registrant, which was filed with the Securities and Exchange Commission on March 31, 2016 (File No. : 333-210315).

SIERRA WIRELESS®

Q3 2020 | Third Quarter Report

For the three and nine months ended September 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three and nine months ended September 30, 2020, and up to and including November 13, 2020. This MD&A should be read together with our unaudited interim consolidated financial statements and the accompanying notes for the three and nine months periods ended September 30, 2020 and September 30, 2019, respectively, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019 (collectively, “the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP” or "GAAP"). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and should not place undue reliance on any such forward-looking statements.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding our results of operations as they provide additional measures of our performance and assist in comparisons from one period to another.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

In this MD&A, unless the context otherwise requires, references to "the Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.

Additional information about our company, including our most recent consolidated financial statements and our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our 2020 corporate update; financial guidance for our fiscal year 2020; the impact of COVID-19 on customer demand, our supply chain, manufacturing capacity, our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; anticipated benefits of our recently announced divestiture of the automotive product line (the "Sale Transaction") and the Company's exit from automotive applications; the anticipated timing of the closing of the Sale Transaction; expectations regarding movement of employees pursuant to the Sale Transaction; timing expectations regarding expected earnings of the M2M Group (as defined below) and ability to expand our market presence in Australia and Southern Asia; our business outlook for the short and long term; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof, or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. They represent our current views and may change significantly. Forward-looking statements are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided;
•expected component supply constraints and manufacturing capacity;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our ability to realize the anticipated benefits of the Sale Transaction;
•our ability to effect and to realize the anticipated benefits of our business transformation initiatives, and the timing thereof;
•our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;
•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in our forward-looking statements, including, without limitation:
•prolonged negative impact from COVID-19;
•our access to capital, if required;
•competition from new or established competitors or from those with greater resources;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•risks that the Sale Transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares;
•failure to satisfy the conditions to the consummation of the Sale Transaction, including any required approvals;
•risks that the Sale Transaction may fail to realize the expected benefits;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuation;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to attract or retain key personnel and the impact of organizational changes on our business;
•cyber-attacks or other breaches of our information technology security;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that the acquisition of the M2M Group or our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•our reliance on single source suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to below under "Risks and Uncertainties" and those referred to in our other regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") in the United States and the provincial securities commissions in Canada.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

OVERVIEW
Business Overview
Sierra Wireless provides leading solutions for the Internet of Things (“IoT”) comprised of our recurring connectivity services, IoT cloud platform, gateways and embedded cellular modules. Enterprises, industrial companies and Original Equipment Manufacturers ("OEMs") worldwide rely on our expertise to gather data from the edge of the network and enable connected IoT products and services. Our Device-to-Cloud solutions reduce the complexity of IoT and allow our customers to scale their deployments quickly and securely.
Our organizational structure clearly delineates our Device-to-Cloud IoT solutions activities with two reportable segments, namely (i) the IoT Solutions segment and (ii) the Embedded Broadband segment.

We continue to seek opportunities to partner, acquire or invest in businesses, products and technologies that will help us drive our growth strategy forward and expand our position in the IoT market.
Divestiture of Automotive Embedded Module Product Line
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen to divest our Shenzhen, China-based automotive embedded module product line ("Automotive Business") for $165 million in cash, subject to normal working capital adjustments at closing. Based on the Company's working capital at September 30, 2020, including cash and cash equivalents, this $165 million would be reduced by approximately $4 million. The Company will exit automotive applications but will continue to invest in other products in its Embedded Broadband segment, specifically high-speed cellular modules typically used in Enterprise applications. We expect that approximately 150 employees will become employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions.
The Sale Transaction is expected to enable us to strengthen our focus on device-to-cloud IoT solutions, driving high-value recurring revenue and allowing us to invest further in 5G embedded modules and routers. The Sale Transaction will also strengthen our balance sheet by providing additional liquidity.
In accordance with U.S. GAAP, assets and liabilities associated with the Automotive Business have been recorded as 'held for sale' in our consolidated balance sheets as at September 30, 2020 and December 31, 2019 and the results of operations of the Automotive Business as discontinued operations in our consolidated statements of operations and comprehensive earnings (loss) for each of the three and nine months periods ended September 30, 2020 and 2019. All results of operations of the Automotive Business are classified as discontinued operations in all periods presented in this MD&A.
IoT Solutions
Our IoT Solutions segment is focused on end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring. We believe the IoT opportunities we are focusing on have a high potential to generate recurring services to the customer along with our cloud platform, devices and management tools.

In this segment, we provide Device-to-Cloud IoT solutions that include: (i) our global cellular connectivity services, which are subscription-based and include our flexible Smart SIM and core network platforms; (ii) our cloud platform services, which provide a secure and scalable cloud platform for deploying and managing IoT subscriptions, over-the-air updates, devices and applications; and (iii) our managed broadband cellular services, which include a combination of hardware, managed high speed connectivity and cloud services. We also provide unified data orchestration to provide enhanced data management from the edge of the network to the cloud. This service, which is called Octave, securely integrates edge device, network and cloud application programming interfaces into a single platform.
Our embedded devices in this reporting segment are comprised of IoT embedded cellular wireless modules that include Low Power Wide Area technologies ("LPWA"), third generation ("3G"), and fourth generation ("4G") Long-Term Evolution ("LTE") products. We are currently working on the development of fifth generation ("5G") cellular embedded modules which are being launched in Europe in Q4 2020. We also provide 4G cellular gateways that are complemented by cloud-based services and software for secure management, and we are launching our first 5G gateway in the Fourth Quarter this year.

Our gateway solutions address a broad range of vertical market applications within the mobility, industrial and enterprise market segments. Our products are known for their technical capability and high reliability in mission-critical applications. These gateways leverage our expertise in wireless technologies and offer the latest capabilities in LTE networking, including Wi-Fi, Bluetooth, Global Navigation Satellite System ("GNSS") and FirstNet capability. We also provide our customers with AirLink Management Services through our IoT platform and have introduced new advanced reporting and analytics to our portfolio.

Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile (which is now reported in discontinued operations), Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or IoT solutions to the OEM customer. We have a strong customer base in the Embedded Broadband business and we make it simple for our customers to embed high-speed cellular technologies and manage these devices through our IoT cloud platform.

In the Mobile Computing market, we have secured a number of 5G design wins with existing customers and new customers. The design cycle in the Mobile Computing market is approximately one year. Our portfolio also includes cloud-based remote device and data management capability, as well as support for our embedded application framework called Legato, which is an open source, Linux-based platform.
Third Quarter Overview
Amounts reported under Third Quarter Overview exclude operating results of our Automotive Business as they are classified as discontinued operations.
Our revenue of $113.4 million in the third quarter and $328.1 million in the first nine months of 2020 represent a decrease of 17.1% and 22.3%, respectively, compared to the same periods of 2019. These decreases in revenue were driven by lower revenues from our Embedded Broadband and IoT Solutions segments.

In the third quarter of 2020, compared to the same period of 2019, IoT Solutions segment revenue decreased by $14.3 million, or 15.4%, to $79.1 million due to lower hardware sales in Enterprise gateway products and IoT Solutions modules driven by the impact of COVID-19, the economic impact on energy, sales & payment and public safety, competitive pressure in hardware only segments, and a transition to lower device average selling prices ("ASPs") with the increasing sales of LPWA technologies. Within the IoT Solutions segment we had solid year-over-year recurring and other services revenue growth of 21.6% driven by growth in connected devices.
Embedded Broadband segment revenue decreased by $9.0 million, or 20.8%, to $34.3 million, reflecting lower mobile computing and networking sales due to the previously communicated design losses of two higher-margin mobile computing customers.
Recurring and other services revenue in the third quarter of 2020 was $29.8 million, representing 26.3% of revenue and Product revenue was $83.6 million, representing 73.7% of revenue.
Gross margin was 34.8% in the third quarter of 2020 compared to 36.3% in the same period of 2019, driven by a less favourable shift in product and customer mix. Embedded Broadband gross margin percentage was 28.7% in the third quarter compared to 33.3% in the same period in 2019 due to the loss of higher margin percentage mobile computing revenue. IoT Solution gross margin of 37.5% in the third quarter of 2020 was comparable to the same period of 2019.
Gross margin percentage was 35.2% in the first nine months of 2020 compared to 36.2% in the same period of 2019, driven by less favourable product and customer mix in our Embedded Broadband segment.
Foreign exchange rate changes impact our foreign currency denominated revenue and operating expenses. We estimate that changes in exchange rates between the third quarter of 2020 and the same period of 2019 had a positive impact on our gross margin, including our Automotive Business, of $0.4 million and negatively impacted our operating expenses by $0.3 million, resulting in a net positive impact on operating income of $0.1 million.
Financial highlights for the third quarter of 2020:
GAAP:

•Revenue, excluding our Automotive Business, was $113.4 million compared to $136.7 million in the third quarter of 2019.
•Gross margin, excluding our Automotive Business, was $39.5 million, or 34.8%, compared to $49.6 million, 36.3%, in the third quarter of 2019.
•Operating expenses, excluding Automotive Business, were $57.2 million compared to $62.5 million in the third quarter of 2019. In the third quarter of 2020, we recorded government grants under the Canada Emergency Wage Subsidy (CEWS) of $5.6 million and other COVID-19 related subsidies of $0.7 million, totaling $6.3 million.
•Loss from operations, which excludes our Automotive Business, was $17.8 million compared to $12.8 million in the third quarter of 2019.
•Net loss from continuing operations, which excludes our Automotive Business, was $14.5 million, or loss of $0.40 per diluted share, compared to net loss of $19.8 million, or loss of $0.55 per diluted share, in the third quarter of 2019.
•Net loss, which includes our Automotive Business, was $12.0 million, or loss of $0.33 per diluted share, compared to $20.2 million, or loss of $0.56 per diluted share, in the third quarter of 2019.
•Short-term borrowings and long term debt were $34.4 million as at September 30, 2020 compared to $15.0 million as at June 30, 2020.

NON-GAAP(1) Results Including Discontinued Operations (Automotive Business):

•Total revenue was $180.3 million compared to $174.0 million in the third quarter of 2019.
•Adjusted EBITDA was a loss of $0.4 million compared to earnings of $6.3 million in the third quarter of 2019.
•Net loss was $7.1 million, or loss of $0.19 per diluted share, compared to net earnings of $1.0 million, or earnings of $0.03 per per diluted share, in the third quarter of 2019.
NON-GAAP(1) Results Excluding Discontinued Operations (Automotive Business):
•Gross margin was 34.7% compared to 36.3% in the third quarter of 2019.
•Adjusted EBITDA was a loss of $7.4 million compared to earnings of $3.5 million in the third quarter of 2019.
•Loss from operations was $11.8 million compared to $0.3 million in the third quarter of 2019.
•Net loss from continuing operations was $12.0 million, or loss of $0.33 per share, compared to $0.3 million, or loss of $0.01 per share, in the third quarter of 2019.

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other non-recurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts, government grants related to COVID-19 relief and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.
COVID-19 Impact
Late in the first quarter of 2020, automotive manufacturers temporarily closed their production facilities and this significantly impacted demand for our cellular modules in the second quarter. However, when automotive manufacturers began reopening production facilities in the third quarter this led to a significant increase and demand for these cellular modules. Also, the demand for certain wireless broadband connected devices increased, and we had the opportunity to help businesses and their workers stay connected during the COVID-19 crisis.  Our gateways are critical tools that enable businesses to operate effectively and help workers remain productive while safely sheltering in place.
Given the varying impact of COVID-19 geographically, some of our customers are now seeing demand delays while others are seeing significant improvements in their businesses. We have been partnering with our customers to address many of these changes and to manage their planned shipments and production allocations. Central to improving our ability to meet our customer expectations has been an adjustment to order lead-times for industrial customers and distributors.
Internally, we recently initiated our Phase 1 approach to re-opening our offices in North America and Europe. Our very gradual, cautious return to work plans are progressing well and to date our employees globally have been staying healthy and productive.
The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business in all regions that we serve. The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of action to contain and treat the disease in the United States, Europe and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects on our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. See "Risks and Uncertainties - Our business, financial condition and results of operations for fiscal 2020 have been and will continue to be adversely affected by the recent COVID-19 outbreak.”

As a result of the near-term COVID-19 pressures on our financial performance, we have taken measures to reduce our operating expenditures through initiatives such as deferring salary increases, reducing executive salaries by 10%, curtailing discretionary spending, and reducing capital expenditures.
Despite the foregoing uncertainties and our initiatives to reduce operating expenditures, we believe strongly in our future growth prospects and our long-term strategy.
Acquisition of the M2M Group
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21.1 million, comprised of cash consideration to the shareholders of $19.6 million for 100% of the equity of the M2M Group, plus approximately $1.3 million for the retirement of certain obligations and $0.2 million for normal course working capital adjustments. The purchase consideration was fully paid and settled in the second quarter of 2020.
The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region. We believe that the business is an excellent strategic fit with our IoT Solutions business with slightly more than half of the M2M Group’s revenue comprised of subscription-based recurring revenue, and representing a segment of the business that has been growing rapidly over the last several years. We expect the acquisition of the M2M Group to provide us with a solid platform to increase our IoT services and solutions in Australia and Southeast Asia and increase our subscription-based recurring services revenue.

Selected Consolidated Financial Information:
Prior period results have been reclassified to conform to current period presentation

(in thousands of U.S. dollars, except where otherwise stated)	2020			2019
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue	$113,371	$111,718	$103,021	$547,276	$125,107	$136,695	$145,665	$139,809
Gross Margin
- GAAP	$39,452	$41,008	$34,925	$197,486	$44,760	$49,624	$52,981	$50,121
- Non-GAAP (1)	39,376	40,999	34,973	197,649	44,781	49,668	53,023	50,177
Gross Margin %
- GAAP	34.8%	36.7%	33.9%	36.1%	35.8%	36.3%	36.4%	35.8%
- Non-GAAP (1)	34.7%	36.7%	33.9%	36.1%	35.8%	36.3%	36.4%	35.9%
Earnings (loss) from operations
- GAAP	(17,787)	(20,125)	(27,803)	(64,254)	(17,128)	(12,846)	(24,547)	(9,733)
- Non-GAAP (1)	(11,830)	(12,812)	(20,119)	(6,096)	(7,484)	(291)	1,932	(253)
Adjusted EBITDA(1)	(7,355)	(8,875)	(16,282)	9,623	(3,228)	3,477	5,663	3,711
Adjusted EBITDA (Continuing and Discontinued)(1)	(370)	(5,310)	(9,168)	21,077	2,326	6,300	7,922	4,529
Net earnings (loss) from continuing operations
- GAAP	(14,483)	(17,291)	(27,210)	(74,663)	(15,316)	(19,761)	(28,961)	(10,625)
- Non-GAAP (1)	(11,985)	(13,164)	(19,288)	(6,257)	(6,918)	(344)	1,472	(467)
Net earnings (loss) from discontinued operations
- GAAP	2,456	1,684	4,547	4,125	4,398	(460)	785	(598)
- Non-GAAP (1)	4,919	2,084	4,594	5,952	3,979	1,365	995	(387)
Net earnings (loss)
- GAAP	(12,027)	(15,607)	(22,663)	(70,538)	(10,918)	(20,221)	(28,176)	(11,223)
- Non-GAAP (1)	(7,066)	(11,080)	(14,694)	(305)	(2,939)	1,021	2,467	(854)
Revenue by Segment:
IoT Solutions	79,093	81,836	78,790	377,808	90,937	93,439	99,145	94,287
Embedded Broadband	34,278	29,882	24,231	169,468	34,170	43,256	46,520	45,522
Revenue by Type:
Product	83,560	84,820	76,308	449,063	99,024	112,177	120,859	117,003
Recurring and other services	29,811	26,898	26,713	98,213	26,083	24,518	24,806	22,806
Share and Per Share Data:
Basic and diluted net earnings (loss) from continuing operations per share (in dollars)
- GAAP	$(0.40)	$(0.48)	$(0.75)	$(2.06)	$(0.42)	$(0.55)	$(0.80)	$(0.29)
- Non-GAAP (1)	$(0.33)	$(0.36)	$(0.53)	$(0.17)	$(0.19)	$(0.01)	$0.04	$(0.01)
Basic and diluted net earnings (loss) per share (in dollars)
- GAAP	$(0.33)	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
- Non-GAAP (1)	$(0.19)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)
Common shares (in thousands)
At period-end	36,491	36,346	36,336	36,233	36,233	36,197	36,165	36,150
Weighted average - basic	36,417	36,341	36,277	36,166	36,222	36,179	36,156	36,106
Weighted average - diluted	36,417	36,341	36,277	36,166	36,222	36,179	36,156	36,106

(1) Non-GAAP financial measures exclude the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, impairment, acquisition-related costs, integration costs, restructuring costs, certain other non-recurring costs or recoveries, foreign exchange gains or losses on translation of balance sheet accounts, unrealized foreign exchange gains and losses on forward contracts, government grants related to COVID-19 relief and certain tax adjustments.  Refer to the section titled “Non-GAAP Financial Measures” for additional details and reconciliations to the applicable U.S. GAAP financial measures.
See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Business highlights for the third quarter of 2020:
•On July 23, 2020, we entered into a definitive agreement to divest our Shenzhen, China-based automotive embedded module product line to Rolling Wireless for $165 million in cash, subject to normal working capital adjustments at closing. Based on the Company's working capital at September 30, 2020, including cash and cash equivalents, this $165 million would be reduced by approximately $4 million. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions.
•On August 20, 2020, we announced commercial availability of our first-to-market EM919x 5G NR Sub-6 GHz and mmWave embedded modules that will enable OEMs to deploy secure connectivity worldwide at the highest possible speeds with ultra-low latency for mobile computing, routers, gateways, industrial automation and many new Industrial IoT applications.
•On October 19, 2020, we announced the availability of our AirLink MG90 5G platform, the industry's first multi-network 5G vehicle networking solution that provides secure, always-on mobile connectivity for mission-critical first responder, field service and transit applications.
Outlook
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and/or results of operations for the fourth quarter 2020 and beyond cannot be reasonably estimated at this time. The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot be currently predicted.
Given these conditions, we continue not to provide guidance although we are seeing continued business improvements. In conjunction with the recently announced divestiture of the embedded automotive business, we have begun to initiate actions to reduce operating expenses by approximately $25 to $30 million on an annualized basis to rightsize the remaining business and improve ongoing earnings and cash flows.

We will continue to monitor the effects of COVID-19 on our business.
The above outlook contains "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described under "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

We believe that the market for wireless IoT solutions has strong long-term growth prospects. We anticipate strong long-term growth in the number of devices being wirelessly connected, driven by key enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new wireless technologies designed specifically for the IoT, new devices and tools to simplify the development of IoT applications, and increased focus and investment from large ecosystem players. More importantly, we see emerging customer demand in many of our target verticals driven by increasing recognition of the value created by deploying IoT solutions, such as new revenue streams and cost efficiencies.
Key factors that we expect will affect our results in the near and long term are:
•prolonged negative impact from COVID-19;
•our access to capital at reasonable commercial terms, if required;
•closing of the Sale Transaction;
•general economic conditions in the markets we serve;
•our ability to manage component supply issues when they arise;
•manufacturing capacity at our various manufacturing sites;
•our ability to achieve the anticipated benefits of our business transformation and restructuring initiatives;
•the strength of our competitive position in the market;
•the outcome of intellectual property or other legal claims;
•the success of our research and development efforts;
•the timely ramp-up of sales of our new products recently launched or currently under development;
•impacts to our operating results from our acquisitions, investments and divestitures;
•the level of success our customers achieve with sales of connected solutions;
•fluctuations in customer demand and inventory levels, particularly large customers;
•our ability to realize the anticipated benefits of the M2M Group acquisition;
•our ability to attract and retain effective channel partners;
•our ability to attract and retain key employees;
•the timely launch and ramp-up of new customer programs;
•our ability to secure future design wins with both existing and new customers;
•the end-of-life of existing customer programs;
•our ability to manage component and product quality compliance;
•fluctuations in foreign exchange rates;
•tariffs and other trade restrictions; and
•seasonality in demand.
We expect that product and price competition from other wireless device manufacturers and solution providers will continue to play a role in the IoT market. As a result of these factors, we may continue to experience volatility in our results on a quarter-to-quarter basis. For example, our gross margin percentage may fluctuate from quarter-to-quarter depending on product and customer mix, average selling prices and product costs.
See "Cautionary Note Regarding Forward-Looking Statements" and "Risks and Uncertainties".

CONSOLIDATED RESULTS OF OPERATIONS

	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars, except where otherwise stated)	2020		2019		2020		2019
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue
IoT Solutions	79,093	69.8%	93,439	68.4%	239,719	73.1%	286,871	68.0%
Embedded Broadband	34,278	30.2%	43,256	31.6%	88,391	26.9%	135,298	32.0%
	113,371	100.0%	136,695	100.0%	328,110	100.0%	422,169	100.0%
Cost of sales
IoT Solutions	49,466	43.6%	58,236	42.6%	151,543	46.2%	180,378	42.7%
Embedded Broadband	24,453	21.6%	28,835	21.1%	61,182	18.6%	89,065	21.1%
	73,919	65.2%	87,071	63.7%	212,725	64.8%	269,443	63.8%
Gross margin	39,452	34.8%	49,624	36.3%	115,385	35.2%	152,726	36.2%

Expenses
Sales and marketing	20,072	17.7%	22,286	16.3%	64,818	19.8%	66,115	15.7%
Research and development	17,699	15.6%	18,796	13.8%	61,151	18.6%	57,974	13.7%
Administration	11,199	9.9%	11,496	8.4%	35,111	10.7%	35,854	8.5%
Restructuring	3,089	2.7%	4,588	3.4%	3,940	1.2%	24,011	5.7%
Acquisition-related and integration	140	0.1%	291	0.2%	325	0.1%	700	0.2%
Amortization	5,040	4.4%	5,013	3.7%	15,755	4.8%	15,198	3.6%
	57,239	50.5%	62,470	45.7%	181,100	55.2%	199,852	47.3%
Loss from operations	(17,787)	(15.7)%	(12,846)	(9.4)%	(65,715)	(20.0)%	(47,126)	(11.2)%
Foreign exchange gain (loss)	3,659		(2,929)		4,269		(2,885)
Other expense	(988)		(122)		(1,463)		(196)
Loss before income taxes	(15,116)		(15,897)		(62,909)		(50,207)
Income tax expense (recovery)	(633)		3,864		(3,925)		9,140
Net loss from continuing operations	(14,483)		(19,761)		(58,984)		(59,347)
Net earnings (loss) from discontinued operations	2,456		(460)		8,687		(273)
Net loss	(12,027)		(20,221)		(50,297)		(59,620)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.40)		$(0.55)		$(1.62)		$(1.64)
Discontinued operations	0.07		(0.01)		0.24		(0.01)
	$(0.33)		$(0.56)		$(1.38)		$(1.65)
Weighted average number of shares (in thousands) - basic and diluted	36,417		36,179		36,345		36,147

Results of operations described below exclude operating results of our Automotive Business as they are classified as discontinued operations.

Revenue

Revenue decreased by $23.3 million, or 17.1%, in the third quarter of 2020 compared to the same period of 2019. The decrease was primarily driven by lower hardware sales in Enterprise gateway products and IoT Solutions modules driven by the impact of COVID-19, the economic impact on energy, sales & payment and public safety, competitive pressure in hardware only segments, and a transition to lower device ASPs with the increasing sales of LPWA technologies, lower mobile computing and networking sales due to the previously communicated design losses of two higher-margin mobile computing customers in our Embedded Broadband segment, partially offset by growing recurring and other services revenue in our IoT Solutions segment.

Revenue decreased by $94.1 million, or 22.3%, in the first nine months of 2020 compared to the same period of 2019. In our IoT Solutions segment, revenue decreased due to lower hardware sales of Enterprise gateway products and IoT Solutions modules as a result of entering the first quarter of 2020 with higher than normal inventory in the distribution channel, impact of COVID-19 as described previously, competitive pressure in hardware only segments and a transition to lower device ASPs with increasing sales of LPWA technologies, partially offset by stronger recurring and other services revenue and the addition of revenue from the M2M Group, acquired in January 2020. Revenue decreased in our Embedded Broadband segment, primarily attributable to lower volume in mobile computing due to previously communicated design losses of two higher-margin mobile computing customers.
Gross margin
Gross margin was 34.8% in the third quarter of 2020 compared to 36.3% in the same period of 2019 and was 35.2% in the first nine months of 2020 compared to 36.2% in the same period of 2019. These decreases in gross margin percentages are discussed in the Third Quarter Overview section.
Gross margin included stock-based compensation expense and related social taxes of $0.1 million in each of the third quarter of 2020 and 2019, respectively, and $0.2 million in each of the first nine months of 2020 and 2019, respectively.
Sales and marketing
Sales and marketing expense decreased by $2.2 million, or 9.9%, in the third quarter of 2020 and $1.3 million, or 2.0%, in the first nine months of 2020 compared to the same periods of 2019. The decreases were primarily driven by lower travel-related expenses and tradeshows due to COVID-19 restrictions and lower sales commissions, partially offset by higher investments in Go-to-Market capability in our IoT Solutions segment to accelerate our transformation to a Device-to-Cloud IoT solutions company and the addition of expenses from M2M Group.
Sales and marketing expense included stock-based compensation expense and related social taxes of $1.6 million and $1.2 million in the third quarter of 2020 and 2019, respectively, and $3.5 million and $3.4 million in the first nine months of 2020 and 2019, respectively.
Research and development
R&D expense decreased by $1.1 million, or 5.8%, in the third quarter of 2020 and increased by $3.2 million, or 5.5%, in the first nine months of 2020 compared to the same periods of 2019. The decrease in the third quarter reflects, contributions from government wage subsidies of $3.6 million, offset by higher certification and development costs. The increase in expenses in the first nine months of 2020 reflects higher investment in R&D resources in 5G projects, development and certification costs, offset by contributions from government wage subsidies of $3.6 million.
R&D expense included stock-based compensation expense and related social taxes of $1.0 million and $0.8 million in the third quarter of 2020 and 2019, respectively, and $2.5 million in each of the first nine months of 2020 and 2019, respectively. In each of the third quarter of 2020 and 2019, R&D expense included acquisition amortization of $0.1 million. In the first nine months of 2020 and 2019, acquisition amortization was $0.1 million and $0.2 million, respectively.

Administration
Administration expense of $11.2 million in the third quarter of 2020 was comparable to the same period of 2019 due to higher legal and consulting fees offset by government wage subsidies. Administration expense in the first nine months decreased modestly by $0.7 million, or 2.1% compared to the same period of 2019 due to cost measures, government wage subsidies offset by higher consulting and professional fees.
Administration expense included stock-based compensation expense and related social taxes of $2.4 million and $1.7 million in the third quarter of 2020 and 2019, respectively, and $5.4 million and $4.9 million in the first nine months of 2020 and 2019, respectively.
Restructuring
Restructuring expense of $3.1 million and $3.9 million in the third quarter of 2020 and first nine months of 2020, respectively, related to our new initiative we announced in the third quarter of 2020 to reduce operating expenses in conjunction with the expected sale of our Automotive Business in the fourth quarter of 2020.
Restructuring expense of $4.6 million and $24.0 million in the third quarter of 2019 and first nine months of 2019, respectively, related to restructuring activities to accelerate our transformation to a Device-to-Cloud IoT solutions company which started in late 2018 and throughout 2019.
Acquisition-related and integration
Acquisition-related and integration expense decreased by $0.2 million, or 51.9%, and $0.4 million, or 53.6% in the third quarter and first nine months of 2020 compared to the same periods of 2019, respectively, as we have substantially completed integration activities of Numerex, offset by acquisition-related costs of the M2M Group.
Amortization
Amortization expense of $5.0 million in the third quarter of 2020 was comparable to the same period in 2019. In the first nine months of 2020, amortization expense increased by $0.6 million, or 3.7%, mainly as a result of newly acquired intangible assets from the recent M2M Group acquisition, offset by fully depreciated acquisition-related and other assets. Amortization expense for the third quarter and first nine months of 2020 included $3.6 million and $11.3 million of acquisition-related amortization, respectively, compared to $3.6 million and $10.9 million in the same periods of 2019.
Foreign exchange gain
Foreign exchange gain was $3.7 million for the third quarter of 2020 compared to a loss of $2.9 million in the same period of 2019. For the first nine months of 2020, foreign exchange gain was $4.3 million compared to a loss of $2.9 million in same period of 2019. The foreign exchange gain in the three and nine months ended September 30, 2020 was primarily driven by the increase in the value of the Euro and the Australian dollar compared to the U.S. dollar.
Income tax expense (recovery)
Income tax recovery was $0.6 million and income tax expense of $3.9 million in the third quarter and first nine months of 2020, respectively, compared to income tax recovery of $3.9 million and income tax expense of $9.1 million in the same periods of 2019. Income tax recovery decreased by $4.5 million in the third quarter of 2020 compared to the same period of 2019 driven by changes in the realizability of tax assets from SR&ED investment tax credit carryforward in Canada of $3.8 million in 2019. Income tax expense decreased by $13.0 million in the first nine months of 2020 compared to the same period of 2019 due to a decrease in the realizability of tax assets from SR&ED investment tax credit carryforward in Canada of $8.7 million and a tax recovery of $2.3 million under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States recorded in the first quarter of 2020.

Net loss from continuing operations
Net loss from continuing operations was $14.5 million in the third quarter of 2020 compared to $19.8 million in the same period of 2019. The decrease was primarily attributable to lower operating expenses, lower income tax expenses and more favourable foreign exchange, partially offset by lower revenue and gross margin.
Net loss from continuing operations was $59.0 million in the first nine months ended September 30, 2020 compared to $59.3 million in the same period of 2019. The increase was primarily driven by lower revenue and gross margin, partially offset by lower restructuring and income tax expenses.
Net loss from continuing operations in the third quarter and first nine months of 2020 included stock-based compensation expense and related social taxes of $5.1 million and $11.5 million, respectively, and acquisition related amortization of $3.6 million and $11.3 million, respectively. Net loss from continuing operations in the third quarter and first nine months of 2019 included stock-based compensation expense and related social taxes of $3.8 million and $11.0 million, respectively, and acquisition- related amortization of $3.6 million and $10.9 million, respectively.
SEGMENTED INFORMATION

IoT Solutions

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2020	Q3, 2019	Q3 YTD, 2020	Q3 YTD, 2019	Q3, 2020 vs Q3, 2019	Q3 YTD, 2020 vs Q3 YTD, 2019
Revenue	79,093	93,439	239,719	286,871	(15.4)%	(16.4)%
Cost of sales	49,466	58,236	151,543	180,378	(15.1)%	(16.0)%
Gross margin	29,627	35,203	88,176	106,493	(15.8)%	(17.2)%
Gross margin %	37.5%	37.7%	36.8%	37.1%

In the third quarter, IoT Solutions revenue decreased by $14.3 million, or 15.4%, compared to the same period of 2019, due to lower hardware sales of Enterprise gateway products and IoT Solutions modules driven by the impact of COVID-19, the economic impact on energy, sales & payment and public safety, competitive pressure in hardware only segments, and a transition to lower device ASPs with increasing sales of LPWA technologies. Within the IoT Solutions segment, recurring and other services revenue increased by $5.3 million or 21.6% driven by growth in connected devices.

In the first nine months, IoT Solutions revenue decreased by $47.2 million, or 16.4%, compared to the same period of 2019, primarily due to lower hardware sales of Enterprise gateway products and IoT Solutions modules as a result of entering the first quarter of 2020 with higher than normal inventory in the distribution channel, impact of COVID-19 as described previously, the economic impact on energy, sales & payment and public safety, competitive pressure in hardware only segments, and a transition to lower device ASPs with increasing sales of LPWA technologies. These decreases were partially offset by stronger recurring and other services revenue and the addition of revenue from the M2M Group. Within the IoT Solutions segment, recurring and other services revenue increased by $11.3 million or 15.7%, including contribution from the M2M Group.

IoT Solutions gross margin percentages in the three and nine months were comparable to the same periods of 2019.

Embedded Broadband

(in thousands of U.S. dollars, except where otherwise stated)					% change
	Q3, 2020	Q3, 2019	Q3 YTD, 2020	Q3 YTD, 2019	Q3, 2020 vs Q3, 2019	Q3 YTD, 2020 vs Q3 YTD, 2019
Revenue	34,278	43,256	88,391	135,298	(20.8)%	(34.7)%
Cost of sales	24,453	28,835	61,182	89,065	(15.2)%	(31.3)%
Gross margin	9,825	14,421	27,209	46,233	(31.9)%	(41.1)%
Gross margin %	28.7%	33.3%	30.8%	34.2%

In the third quarter, Embedded Broadband revenue decreased by $9.0 million, or 20.8%, compared to the same period of 2019. In the first nine months of 2020, Embedded Broadband revenue decreased by $46.9 million, or 34.7%, compared to the same period of 2019. These decreases were primarily driven by lower mobile computing and networking sales due to previously communicated design losses of two higher-margin mobile computing customers.
Gross margin for Embedded Broadband was 28.7% in the third quarter compared to 33.3% in the same period of 2019 and 30.8% in the first nine months compared to 34.2% in the same period of 2019 due to previously announced design losses as described above.
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following table highlights selected consolidated financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2019, except as indicated in section "Impact of Accounting Pronouncements Affecting Current Period" and reclassifications due to the Automotive Business being reported under discontinued operations. The selected consolidated financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)	2020				2019			2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	113,371	111,718	103,021	125,107	136,695	145,665	139,809	158,299
Cost of sales	73,919	70,710	68,096	80,347	87,071	92,684	89,688	98,594
Gross margin	39,452	41,008	34,925	44,760	49,624	52,981	50,121	59,705
Gross margin %	34.8%	36.7%	33.9%	35.8%	36.3%	36.4%	35.8%	37.7%

Expenses
Sales and marketing	20,072	21,192	23,554	21,070	22,286	22,514	21,315	21,067
Research and development	17,699	22,065	21,387	20,787	18,796	19,275	19,903	20,557
Administration	11,199	12,122	11,790	11,273	11,496	12,388	11,970	14,091
Restructuring	3,089	245	606	2,251	4,588	18,083	1,340	2,085
Acquisition-related and integration	140	185	—	274	291	314	95	613
Impairment	—	—	—	877	—	—	—	—
Loss on disposal of iTank business	—	—	—	—	—	—	—	2,064
Amortization	5,040	5,324	5,391	5,356	5,013	4,954	5,231	5,958
	57,239	61,133	62,728	61,888	62,470	77,528	59,854	66,435
Earnings (loss) from operations	(17,787)	(20,125)	(27,803)	(17,128)	(12,846)	(24,547)	(9,733)	(6,730)
Foreign exchange gain (loss)	3,659	3,544	(2,934)	1,661	(2,929)	851	(807)	(2,292)
Other income (expense)	(988)	(283)	(192)	(111)	(122)	(105)	31	(21)
Earnings (loss) before income tax	(15,116)	(16,864)	(30,929)	(15,578)	(15,897)	(23,801)	(10,509)	(9,043)
Income tax expense (recovery)	(633)	427	(3,719)	(262)	3,864	5,160	116	(3,544)
Net earnings (loss) from continuing operations	(14,483)	(17,291)	(27,210)	(15,316)	(19,761)	(28,961)	(10,625)	(5,499)
Net earnings (loss) from discontinued operations	2,456	1,684	4,547	4,398	(460)	785	(598)	1,673
Net earnings (loss)	(12,027)	(15,607)	(22,663)	(10,918)	(20,221)	(28,176)	(11,223)	(3,826)
Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.40)	$(0.48)	$(0.75)	$(0.42)	$(0.55)	$(0.80)	$(0.29)	$(0.15)
Discontinued operations	0.07	0.05	0.13	0.12	(0.01)	0.02	(0.02)	0.05
	$(0.33)	$(0.43)	$(0.62)	$(0.30)	$(0.56)	$(0.78)	$(0.31)	$(0.11)
Weighted average number of shares (in thousands)
Basic	36,417	36,341	36,277	36,222	36,179	36,156	36,106	36,057
Diluted	36,417	36,341	36,277	36,222	36,179	36,156	36,106	36,057

See "Overview" and "Consolidated Results of Operations" in this MD&A, for details of our results for the third quarter of 2020 compared to results for the third quarter of 2019.
Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix, the combination of variable and fixed operating expenses, as well as the impact of acquisitions completed in the current and prior quarters and other factors.

LIQUIDITY AND CAPITAL RESOURCES
Selected Consolidated Financial Information
The following table and discussion includes cash flows from continuing and discontinued operations.

(in thousands of U.S. dollars)	Three months ended September 30			Nine months ended September 30
	2020	2019	Change	2020	2019	Change
Cash flows provided (used) before changes in non-cash working capital:	$(2,162)	$(353)	$(1,809)	$(16,806)	$(12,355)	$(4,451)
Changes in non-cash working capital
Accounts receivable	(27,524)	19,811	(47,335)	(1,236)	37,809	(39,045)
Inventories	9,330	(4,357)	13,687	(2,225)	(9,976)	7,751
Prepaid expense and other	8,273	(1,982)	10,255	2,614	(7,500)	10,114
Accounts payable and accrued liabilities	4,589	(7,102)	11,691	10,622	497	10,125
Deferred revenue	(188)	1,961	(2,149)	(1,404)	4,679	(6,083)
	(5,520)	8,331	(13,851)	8,371	25,509	(17,138)
Cash flows provided by (used in):
Operating activities	(7,682)	7,978	(15,660)	(8,435)	13,154	(21,589)

Investing activities	(2,891)	(5,254)	2,363	(32,256)	(14,194)	(18,062)
Acquisition of M2M Group, net of cash acquired	—	—	—	(18,391)	—	(18,391)
Proceeds from sale of iTank business	—	—	—	—	500	(500)
Capital expenditures and increase in intangible assets	(2,919)	(5,257)	2,338	(14,117)	(14,781)	664

Financing activities	19,110	(200)	19,310	33,077	(1,259)	34,336
Proceeds from credit facility	19,383	—	19,383	34,383	—	34,383
Issue of common shares	883	160	723	883	327	556
Purchase of treasury shares for RSU distribution	(544)	(59)	(485)	(764)	(326)	(438)
Taxes paid related to net settlement of equity awards	(565)	(110)	(455)	(1,191)	(855)	(336)

Free Cash Flow (1)	$(10,601)	$2,721	$(13,322)	$(22,552)	$(1,627)	$(20,925)

(1) See section titled "Non-GAAP Financial Measures" for additional details and a reconciliation to the applicable U.S. GAAP financial measure.
Operating Activities
Cash used in operating activities increased by $15.7 million to $7.7 million in the third quarter of 2020 compared to the same period of 2019. Cash used in operating activities before changes in non-cash working capital increased by $1.8 million to $2.2 million in the third quarter of 2020 compared to the same period of 2019. Changes in non-cash working capital between the third quarter of 2020 compared to the same period in 2019 had a negative $13.9 million impact. The third quarter of 2020 was negatively impacted by approximately $10 million due to the unwinding of the portion of the receivables factoring program related to the Automotive Business prior to its sale. In addition the change in cash flow due to receivables was negatively impacted by the increase in automotive revenue between the second and third quarter of 2020 and the factoring of receivables in the third quarter of 2019. These changes were partially offset by changes in inventories, prepaid expense and accounts payable and accrued liabilities. In the third quarter of 2020, we sold and de-recognized approximately $42.5 million of trade receivable and collected and remitted to the Canadian Imperial Bank of Commerce ("CIBC")

approximately $45.0 million under our Receivables Purchase Agreement ("RPA"), with the net effect reflected in working capital. See "Accounts Receivables Purchase Agreement" below for details.

Cash used in operating activities increased by $21.6 million to $8.4 million in the first nine months of 2020 compared to the same period of 2019. Cash used in operating activities before changes in non-cash working capital increased by $4.5 million to $16.8 million in the first nine months of 2020 compared to the same period of 2019. Changes in non-cash working capital between the first nine months of 2020 compared to the same period in 2019 had a negative $17.1 million impact. The nine months 2019 were positively impacted by the decrease in receivables including as a result of the receivables factoring program which was partially offset by changes in inventories, prepaid expense and accounts payable and accrued liabilities. In the first nine months of 2020, we sold and de-recognized approximately $128.9 million of trade receivable and collected and remitted to CIBC approximately $127.5 million under our RPA.
Investing Activities
Cash used in investing activities decreased by $2.4 million in the third quarter of 2020 compared to the same period of 2019 primarily due to lower capital expenditures.
Cash used in investing activities increased by $18.1 million in the first nine months of 2020 compared to the same period of 2019 primarily due to the acquisition of the M2M Group of $18.4 million (net of cash acquired).
Capital expenditures of $2.9 million and $14.1 million in the third quarter and first nine months of 2020 were primarily for R&D, equipment, networking and monitoring equipment, while cash used for intangible assets was primarily for capitalized software costs.
Financing Activities
Net cash provided by financing activities increased by $19.3 million in the third quarter of 2020 compared to the same period of 2019 due to net drawings from our Revolving Credit Facility of $10 million and term loan of $9.4 million.
Net cash provided in financing activities increased by $34.3 million in the first nine months of 2020 compared to the same period of 2019 due to net drawings of $25.0 million from our Revolving Credit Facility and term loan of $9.4 million to provide additional liquidity in order to manage short-term working capital requirements.
Free Cash Flow
Free cash flow is defined and calculated under "Non-GAAP Financial Measures" section below.
Free cash flow for the third quarter was a deficit of $10.6 million compared to free cash flow of $2.7 million in the same period of 2019. The decrease of $13.3 million in the third quarter of 2020 was due to the negative impact of non-cash working capital of $13.9 million as described above, which was partially offset by lower capital expenditures.
Free cash flow for the first nine months of 2020 was a deficit of $22.6 million compared to $1.6 million in the same period of 2019. The decrease of $21.0 million in 2020 was primarily due to the negative impact of non-cash working capital of $17.1 million as described above and higher capital expenditures, partially offset by lower net loss.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, including restructuring expenditures, inventory and other working capital items, capital expenditures and other obligations are summarized in the table below. Cash will be used for share purchases to settle certain restricted share units distribution and may also be used to finance acquisitions of businesses in line with our strategy. As at September 30, 2020, we reclassified $62.4 million of working capital relating to the Automotive Business to assets/liabilities held for sale. In light of the current COVID-19 environment, we have taken actions to manage our cash flow by deferring annual salary increases, reducing executive salaries by 10%, limiting hiring to key replacements and selected investment areas as well as exercising general austerity measures and limiting capital expenditures to critical investments to preserve cash. On April 30th, we amended our credit facility with CIBC to increase the credit limit from $30 million to $50 million. On July 22nd, we further amended our credit facility with CIBC and added a $12.5 million Canadian term loan. See "Credit Facilities" below for details.
We continue to believe our cash and cash equivalents balance of $68.9 million (including cash held for sale) as at September 30, 2020, combined with undrawn availability under our Amended Revolving Facility (as defined below) and receivable purchase facility, will be sufficient to fund our expected working capital, capital expenditure, restructuring and acquisition requirements for at least the next twelve months based on current business plans.
However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. In addition, our ability to achieve our business and cash generation plans is based on a number of assumptions which involve significant judgment and estimates of future performance, our ability to realize the anticipated benefits of the Sale Transaction, borrowing capacity and credit availability which cannot at all times be assured. See "Cautionary Note Regarding Forward-Looking Statements".
The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2020:

Payments due by period (in thousands of U.S. dollars)	Total	Remaining 2020	2021	2022	2023	2024	Thereafter
Operating lease obligations	$28,036	$1,306	$4,838	$4,945	$3,051	$2,179	$11,717
Finance lease obligations	344	99	205	19	18	3	—
Purchase obligations - Contract Manufacturers(1)	134,885	134,885	—	—	—	—	—
Purchase obligations - Mobile Network Operators (2)	5,857	3,503	1,904	450	—	—	—
Purchase obligation - Cloud Computing Service (3)	2,536	380	1,522	634	—	—	—
Other long-term liabilities	406	4	13	389	—	—	—
Total	$172,064	$140,177	$8,482	$6,437	$3,069	$2,182	$11,717

(1) Purchase obligations represent obligations with certain contract manufacturers and suppliers to buy a minimum amount of designated products between October 2020 and March 2021. These purchase commitments include $33,394 commitments related to the Automotive Business net of electronic components inventory of $1,835. In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Purchase obligations represent obligations with certain mobile network operators to purchase a minimum amount of wireless data and wireless data services between October 2020 and February 2023.
(3) Purchase obligation represents obligation with a supplier to purchase a minimum amount of cloud computing services between October 2020 and May 2022.

Capital Resources
The source of funds for our future capital expenditures and commitments includes cash, cash from operations and borrowings under our credit facilities.

	2020			2019
(in thousands of U.S. dollars)	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Cash and cash equivalents	$68,943	$60,111	$70,334	$75,454	$86,900	$84,769	$74,143
Unused committed revolving credit facility	25,000	35,000	5,000	30,000	30,000	30,000	30,000
Total	$93,943	$95,111	$75,334	$105,454	$116,900	$114,769	$104,143

As at September 30, 2020, we have committed capital expenditures of $4.9 million (Dec 31, 2019 - $5.8 million). Our capital expenditures during the fourth quarter of 2020 are expected to be primarily for R&D equipment, production equipment, networking equipment and software licenses.

Credit Facilities
On April 30, 2020, we entered into a third amending agreement to the revolving credit agreement (the “Amended Revolving Facility”) with CIBC as sole lender and as Administrative Agent, which increased our total borrowing capacity to $50.0 million and extended the maturity date to April 30, 2023. Availability under the Amended Revolving Facility is subject to a borrowing base related to eligible accounts receivable and inventory and is the lesser of the facility size or borrowing base and is secured by a pledge against substantially all of our assets. The Amended Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Amended Revolving Facility.  Borrowings under the Amended Revolving Facility bear interest at US Base Rate or LIBOR plus applicable margin.  The Amended Revolving Facility contains a financial covenant that requires the Company to be below a maximum total leverage ratio.
As at September 30, 2020, we had drawn $25.0 million under the Amended Revolving Facility.  In the three and nine months ended September 30, 2020, we recorded interest expense of $0.2 million and $0.4 million, respectively (three and nine months ended September 30, 2019- $nil).
On July 22, 2020, we further amended the Amended Revolving Facility and added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”); specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate or Bankers Acceptance rate plus applicable margin. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, July 22, 2025. Under the terms of the BCAP, the proceeds must be used to finance operations, may not be used to refinance existing debt obligations, pay dividends or other distributions to shareholders, make shareholder contributions or shareholder loans, buy back shares and includes certain restrictions on executive compensation payouts. As at September 30, 2020, we had $9.4 million (Cdn$ 12.5 million) outstanding on the Loan of which $0.2 million is in the current portion. In the three and nine months ended September 30, 2020, we recorded interest expense of $0.1 million (three and nine months ended September 30, 2019- $nil).
Letters of Credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada.  As of September 30, 2020, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.35 million.

Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC to improve our liquidity during high working capital periods. Under the RPA, up to $75.0 million of certain eligible accounts receivable ("Receivables") may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to us arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased Receivables in Canadian dollars) and LIBOR (for purchased Receivables in U.S. dollars) plus an applicable margin. After the sale, we do not retain any interests in the Receivables, but continue to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
We account for the sold Receivables as a sale in accordance with Financial Accounting Standards Board ("FASB") ASC 860, Transfers and Servicing. Net proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs and are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $42.5 million and $128.9 million in Receivables during the three and nine months ended September 30, 2020, respectively. As at September 30, 2020, $19.6 million remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $0.1 million and $0.3 million for the three and nine months ended September 30, 2020, respectively, are included in Other expense in the consolidated statements of operations (three and nine months ended September 30, 2019 - $0.1 million and $0.3 million, respectively). As at September 30, 2020, we collected $2.9 million from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.
NON-GAAP FINANCIAL MEASURES
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) from continuing operations, non-GAAP net earnings (loss) from discontinued operations, non-GAAP net earnings (loss), non-GAAP basic and diluted net earnings (loss) per share, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA (continuing and discontinued) and free cash flow.
Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other non-recurring costs or recoveries.
Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment, government grants related to COVID-19 relief and certain other non-recurring costs or recoveries.
Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

Non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.
Non-GAAP net earnings (loss) from continuing operations is equal to non-GAAP earnings (loss) from operations as described above, excluding operating results of our Automotive Business and excluding the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.
Non-GAAP net earnings (loss) from discontinued operations is equal to non-GAAP earnings (loss) from operations as described above pertaining to our Automotive Business, excluding the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.
Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other non-recurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest, government grants related to COVID-19 relief and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
Adjusted EBITDA (continuing and discontinued) is equal to the Adjusted EBITDA as defined above including operating results of our Automotive Business.
Free cash flow is defined as cash flow from operating activities less capital expenditures and increases in intangibles. We believe that disclosure of free cash flow provides a good measure of our ability to internally generate cash that can be used for investment in the business and is an important indicator of our financial strength and performance. We also believe that certain investors and analysts use free cash flow to assess our business.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.
We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure. We therefore believe that despite these limitations, it is appropriate to supplement the U.S. GAAP measures with certain non-GAAP measures defined in this section of our MD&A.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)	2020			2019
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$39,452	$41,008	$34,925	$197,486	$44,760	$49,624	$52,981	$50,121
Stock-based compensation and related social taxes	91	65	49	167	20	44	44	59
Realized losses on hedge contracts	1	(74)	(1)	(4)	1	—	(2)	(3)
Other non-recurring costs	(168)	—	—	—	—	—	—	—
Gross margin - Non-GAAP	$39,376	$40,999	$34,973	$197,649	$44,781	$49,668	$53,023	$50,177

Earnings (loss) from operations - GAAP	$(17,787)	$(20,125)	$(27,803)	$(64,254)	$(17,128)	$(12,846)	$(24,547)	$(9,733)
Stock-based compensation and related social taxes	5,085	3,256	3,200	12,815	1,773	3,763	3,979	3,300
Acquisition-related and integration	140	185	—	974	274	291	314	95
Restructuring	3,089	245	606	26,262	2,251	4,588	18,083	1,340
COVID-19 government relief	(6,298)	—	—	—	—	—	—	—
Other nonrecurring costs	299	152	87	2,903	795	279	662	1,167
Impairment	—	—	—	877	877	—	—	—
Realized gains (losses) on hedge contracts	87	(411)	(98)	(187)	81	24	(183)	(109)
Acquisition-related amortization	3,555	3,886	3,889	14,514	3,593	3,610	3,624	3,687
Earnings (loss) from operations - Non-GAAP	$(11,830)	$(12,812)	$(20,119)	$(6,096)	$(7,484)	$(291)	$1,932	$(253)

Net earnings (loss) from continuing operations - GAAP	$(14,483)	$(17,291)	$(27,210)	$(74,663)	$(15,316)	$(19,761)	$(28,961)	$(10,625)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, COVID-19 government relief and other non-recurring costs (recoveries)	2,315	3,838	3,893	43,831	5,970	8,921	23,038	5,902
Amortization	8,030	7,823	7,726	30,233	7,849	7,378	7,355	7,651
Interest and other, net	988	283	192	307	111	122	105	(31)
Foreign exchange loss (gain)	(3,572)	(3,955)	2,836	1,037	(1,580)	2,953	(1,034)	698
Income tax expense (recovery)	(633)	427	(3,719)	8,878	(262)	3,864	5,160	116
Adjusted EBITDA	$(7,355)	$(8,875)	$(16,282)	$9,623	$(3,228)	$3,477	$5,663	$3,711
Amortization (exclude acquisition-related amortization)	(4,475)	(3,937)	(3,837)	(15,719)	(4,256)	(3,768)	(3,731)	(3,964)
Interest and other, net	(988)	(283)	(192)	(307)	(111)	(122)	(105)	31
Income tax expense - Non-GAAP	833	(69)	1,023	146	677	69	(355)	(245)
Net earnings (loss) from continuing operations - Non-GAAP	$(11,985)	$(13,164)	$(19,288)	$(6,257)	$(6,918)	$(344)	$1,472	$(467)

Net earnings (loss) from discontinued operations - GAAP	$2,456	$1,684	$4,547	$4,125	$4,398	$(460)	$785	$(598)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, COVID-19 government relief and other non-recurring costs (recoveries)	3,344	555	33	2,277	87	1,799	220	171
Foreign exchange loss (gain)	46	10	35	72	(5)	35	(3)	45
Income tax expense (recovery)	(927)	(165)	(21)	(522)	(501)	(9)	(7)	(5)
Net earnings (loss) from discontinued operations - NON-GAAP	$4,919	$2,084	$4,594	$5,952	$3,979	$1,365	$995	$(387)

	2020			2019
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) - GAAP	$(12,027)	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Net earnings (loss) - NON-GAAP	$(7,066)	$(11,080)	$(14,694)	$(305)	$(2,939)	$1,021	$2,467	$(854)

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.33)	$(0.43)	$(0.62)	$(1.95)	$(0.30)	$(0.56)	$(0.78)	$(0.31)
Non-GAAP - (in dollars per share)	$(0.19)	$(0.30)	$(0.41)	$(0.01)	$(0.08)	$0.03	$0.07	$(0.02)

Net earnings (loss) - GAAP	$(12,027)	$(15,607)	$(22,663)	$(70,538)	$(10,918)	$(20,221)	$(28,176)	$(11,223)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other non-recurring costs (recoveries)	11,957	4,393	3,926	46,108	6,057	10,720	23,258	6,073
COVID-19 government relief	(6,298)	—	—	—	—	—	—	—
Amortization	8,269	8,538	8,485	33,177	8,573	8,115	8,118	8,371
Interest expense and other, net	987	280	191	301	109	121	102	(31)
Foreign exchange loss (gain)	(3,526)	(3,945)	2,871	1,109	(1,585)	2,988	(1,037)	743
Income tax expense (recovery)	268	1,031	(1,978)	10,920	90	4,577	5,657	596
Adjusted EBITDA (continuing and discontinued)	$(370)	$(5,310)	$(9,168)	$21,077	$2,326	$6,300	$7,922	$4,529

The following table provides a reconciliation of free cash flow:

	Three months ended September 30		Nine months ended September 30
(in thousands of U.S. dollars)	2020	2019	2020	2019
Cash flows provided by (used in) operating activities	$(7,682)	$7,978	$(8,435)	$13,154
Capital expenditures and increase in intangible assets	(2,919)	(5,257)	(14,117)	(14,781)
Free Cash Flow	$(10,601)	$2,721	$(22,552)	$(1,627)

OFF-BALANCE SHEET ARRANGEMENTS
We have the RPA in place that allows us to sell, with limited recourse, qualifying Receivables. Details are outlined in the "Liquidity and Capital Resources - Accounts Receivable Purchase Agreement" section.
TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three and nine months ended September 30, 2020.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, leases, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.
The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found in our 2019 annual MD&A, a copy of which is available on SEDAR at www.sedar.com and the SEC's website at www.sec.gov.
Additional information related to our critical accounting policies and estimates is below:
Allowance for expected credit losses
Upon adoption of ASC 326, effective January 1, 2020, we maintain an allowance for lifetime expected credit losses that may result from our customer's inability to pay (see "Impact of Accounting Pronouncements Affecting Current Period" section below). Current and future economic conditions, historical information (including credit agency reports, if applicable), credit-worthiness, the line of business from which the customer accounts receivable arose, aging of receivables, known uncollectible accounts and changes in customer payment cycles are all considered when determining the expected credit losses related to accounts receivable. Amounts later determined and specifically identified to be uncollectible are charged against this allowance. If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.
Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19 including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic.  We did not identify any indicators of impairment for the three and nine months ended September 2020. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.

OUTSTANDING SHARE DATA
As of November 12, 2020, we had 36,499,721 common shares issued and outstanding, 1,502,049 stock options exercisable into common shares at a weighted average exercise price of $16.56 and 1,214,944 restricted treasury share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) outstanding that could result in the issuance of up to 1,381,148 common shares.
IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.
On January 1, 2020, the Company adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $779 as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable.
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and we adopted this standard on January 1, 2020. The standard did not have any impact on our consolidated statements at adoption.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three and nine months ended September 30, 2020 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
Over the course of the three and nine months ended September 30, 2020, our employees have transitioned to working from home as the COVID-19 situation has evolved in each jurisdiction.  Management has concluded that these work from home arrangements have not materially affected the Company’s internal controls in the three and nine months ended September 30, 2020. Management will continue to assess the impact of COVID-19 on the Company’s internal controls over financial reporting.

LEGAL PROCEEDINGS
In March 2020, Sunset Licensing LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our GNX-3 LTE devices. The lawsuit has been dismissed without prejudice.
In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit has been dismissed with prejudice.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant no earlier than the second quarter of 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable. In April 2020, the District Court granted summary judgment to the plaintiffs with respect to our counterclaims alleging that the plaintiff had breached its commitments to standard setting organizations. The Court rendered its claim construction order in September 2020. The lawsuit is now in the expert discovery and reporting stage.

In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. We have filed a motion for summary judgment which is in the final briefing stages. We anticipate a hearing to be scheduled in Q4 2020. Trial in our case has been scheduled for January 2021.

Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that First Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE. The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us. Following successful motions to dismiss filed by several defendants, the First Suit Plaintiffs have filed amended complaints, dropping 6 of the 7 Blackberry patents from the allegations against certain of the defendants, including at least one of our customers. Inter Partes Review petitions have been filed by us and other defendants with respect to the patents involved in the First Suits. The

First Suits are in the discovery stage and a first trial against one of the defendants is scheduled for November 2022. In May 2020, Sisvel International S.A., 3G licensing S.A. and Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents purportedly owned by the Second Suit Plaintiffs and obtained from Nokia Corporation (1 patent), Blackberry, Ltd. (2 patents) and LG Electronics Inc. (6 patents), that the Second Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 3G and 4G. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us. The Second Suits are in the initial pleadings stage.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.
FINANCIAL RISK MANAGEMENT
Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. Foreign currency forward and options contracts are recorded in Accounts receivable or Account payable and accrued liabilities. As at September 30, 2020, we had foreign currency forward contracts totaling $25.5 million Canadian dollars with an average forward rate of 1.3782, maturing between October 2020 and January 2021.
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future.  If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Our business, financial condition and results of operations for fiscal 2020 have been and will continue to be adversely affected by the recent COVID-19 pandemic.

Our business operations are subject to interruption by natural disasters and catastrophic events beyond our control, including, but not limited to, earthquakes, hurricanes, typhoons, tropical storms, floods, tsunamis, fires, droughts, tornadoes, public health issues and pandemics, severe changes in climate, war, terrorism, and geo-political unrest and uncertainties.
In particular, our business operations have been, and will continue to be, adversely affected as a result of government-imposed closures and other actions to contain the spread of the COVID-19 pandemic. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, supply chain and shipping disruptions, global stock market volatility and a general reduction in consumer activity, all of which could affect customer demand, commodity prices, interest rates, credit ratings, credit risk and inflation.
In response, we delayed the reopening of our Shenzhen office after Chinese New Year holidays and, in line with local government directions, the employees in all of our locations were guided to work from home as much as possible. Government restrictions also affected our manufacturing and component supplier partners in China due to factory closures, employees’ inability to work and logistical challenges, and we continue to experience certain supply chain disruptions relating to some of our component suppliers as a result of the continuing impact of the COVID 19 pandemic. Further, logistics supporting the transportation of goods remains a challenge for us due to the dramatic reduction of passenger flights globally and the insufficient capacity of cargo specialized flights.
If the COVID-19 pandemic worsens or continues for a prolonged period of time, we could experience further disruptions that could severely impact our business, including:
•disruptions relating to the manufacturing of our products, including disruptions relating to component production by our partners and suppliers;
•challenges related to supply chain and logistics due to government-imposed restrictions that inhibit the flow of goods across state boundaries; and
•continued global economic uncertainty that could impact buying patterns of our partners and customers and demand for our products and services.
These disruptions could negatively impact, and may materially negatively impact, our business, financial condition (as a result of reduced demand by customers, build-up of inventories, higher credit losses on our accounts receivable, and potential impairment of our goodwill and other assets) and results of operations in subsequent periods.
In addition, COVID-19 could result in the continued significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future. Financial volatility has also adversely affected, and may continue to adversely affect, the value of our common shares.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the outbreak, business closures or business disruptions, public health restrictions on travel and in-person interactions, and the effectiveness of action to contain and treat the disease in Canada, the United States, Europe and the Asia-Pacific region. We cannot presently predict with accuracy the duration, scope and severity of any potential business closures or disruptions, or the overall effects of COVID-19 on our business over time. Continued shutdowns or other business interruptions could result in material and negative effects to our ability to conduct our business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operation, and financial condition. The COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the effects of COVID-19 on our business.
In addition to the current effects of COVID-19 discussed above, any continued difficult or uncertain global economic conditions could adversely affect our operating results and financial condition.
A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. Economic uncertainty may cause an increased level of commercial and consumer delinquencies, lack of consumer confidence resulting in delayed purchases or reduced volumes by our customers, credit tightening by lenders, increased market volatility, fluctuations in foreign exchange rates and widespread reduction of business activity generally. To the extent that we experience further economic uncertainty, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected orders for our products or services, or suffer from business failure, resulting in a material adverse impact to our revenues, profitability, cash flow and bad debt expense.
It is difficult to estimate or project the level of economic activity, in the markets we serve, including the impact of the current COVID-19 outbreak on the global economy. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties may result in difficulties in estimating future revenue and expenses.
Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.
The growth of our company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to evaluate opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on January 7, 2020, we acquired the M2M Group and expanded our IoT solutions business in the Asia-Pacific region. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including, but not limited to, the following:
•exposure to unknown liabilities or risks of acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of the acquired company and deficiencies in internal controls over financial reporting of the acquired company;
•higher than anticipated acquisition and integration costs and expenses;
•the difficulty and expense of integrating the operations and personnel of the acquired companies;
•use of cash to support the operations of an acquired business;
•increased foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;
•disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•failure to maximize our financial and strategic position by the successful incorporation of acquired technology;
•the inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;
•the potential loss of key employees and customers;
•decrease in our share price if the market perceives that an acquisition does not fit our strategy, the price paid is excessive in light of other similar transactions or that the terms of the acquisition are not favorable to our earnings growth;
•failure to anticipate or adequately address regulatory requirements that may need to be satisfied as part of a business acquisition or disposition;
•litigation and settlement costs if shareholders bring lawsuits triggered by acquisition or divestiture activities;
•decrease in our share price, if, as a result of our acquisition strategy or growth, we decide to raise additional capital through an offering of securities; and
•dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.
In addition, geographic distances and cultural differences may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, we may also decide to divest assets, technologies or businesses. On July 23, 2020, we announced a definitive agreement to divest our Shenzhen, China-based automotive embedded module product line to Rolling Wireless (H.K.) Limited. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions.In a divestiture, we may not be successful in identifying or managing the risks commonly encountered, including: political risks; recent difficult US-Canada-China relations; higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; claims or litigation from the counterparties; adverse effects on existing business relationships with suppliers and customers and employee issues. These risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at completing proposed transactions. Negotiations and closing activities, including regulatory review, of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
Competition from new or established IoT, cloud services and wireless services companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The market for IoT products and services is highly competitive and rapidly evolving. We have experienced and expect to continue to experience the impact of intense competition on our business, including:
•competition from more established and larger companies with strong brands and greater financial, technical and marketing resources or companies with different business models;
•business combinations or strategic alliances by our competitors which could weaken our competitive position;
•introduction of new products or services by us that put us in direct competition with major new competitors;

•existing or future competitors who may be able to respond more quickly to technological developments and changes and introduce new products or services before we do; and
•competitors who may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better-quality features or more efficient sales channels.
If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products and services, resulting in reduced revenue and reduced gross margins. In addition, new market entrants or alliances between customers and suppliers could emerge to disrupt the markets in which we operate through disintermediation of our modules business or other means. There can be no assurance that we will be able to compete successfully and withstand competitive pressures.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products and services to OEMs, enterprises, government agencies, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, enterprises, government agencies, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinue their relationship with us, reduce or postpone current or expected purchase orders for products, reduce or postpone initiation or usage of our services or suffer from business loss, our revenues and profitability could decline materially.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline materially.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.
Our revenue, gross margin, operating earnings and net earnings may vary from quarter-to-quarter and could be significantly impacted by a number of factors, including but not limited to the following:
•price and product competition which may result in lower selling prices for some of our products and services or lost market share;
•price and demand pressure on our products and services from our customers as they experience pressure in their businesses;
•demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products, services and software;
•development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;
•transition periods associated with the migration to new technologies;
•potential commoditization and saturation in certain markets;
•our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;
•product mix of our sales (our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line);
•possible delays or shortages in component supplies;
•possible delays in the manufacturing or shipment of current or new products and the introduction of new services;

•possible product or service quality or factory yield issues that may increase our cost of sales;
•concentration in our customer base;
•seasonality in demand;
•amount of inventory held by our channel partners;
•possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of sales and operating expenses;
•impairment of our goodwill or intangible assets which may result in a significant charge to earnings in the period in which an impairment is determined;
•achievement of milestones related to our professional services contracts; and
•operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above, or others, could cause significant variations in our revenues, gross margin and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.
Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, failure to meet any guidance provided by us or any change in guidance provided by us, or other events or factors may result in wide fluctuations in the market price of our common shares. Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares. Over the past several years, following volatility in the market price of a company's securities, class action litigation has often been commenced against the affected company. Any litigation of this type brought against us could result in substantial costs which could materially and adversely affect our business, financial position, results of operation or cash flows.
Our business transformation and restructuring initiatives may result in disruptions to our business or may not achieve the anticipated benefits.
The Company is currently undertaking steps to transform the business in order to provide better alignment with our Device-to-Cloud strategy and drive greater automation and efficiency. Key initiatives include implementing a new go-to-market operating model, introduction of integrated online customer experience, consolidation of engineering sites, outsourcing of a select group of general and administration activities, optimization of terms with our third party manufacturers and re-organizing the product team to combine responsibilities for both devices and services. These changes will involve departure of skilled personnel, employees changing roles, adding new talent, realignment of teams, on-boarding of new partners, additional costs and working capital investments. Successfully executing these changes will be a significant factor in enabling future revenue growth. The anticipated benefits of these transformations may not be obtained if circumstances prevent us from taking advantage of the strategic and business opportunities that we expect they may afford us. As the transformation proceeds, there will be impact on costs and liquidity. Further, there could be a higher rate of organizational and business process change and our operations may not be able to recalibrate business processes in a timely and efficient manner thereby impacting the effectiveness of certain business processes, our ability to design, develop and commercially launch new products and services in a timely manner, and the delivery of our products and services to our customers. Our employees may not fully understand the plans to change the business and therefore staff morale and engagement may deteriorate as we implement the changes to our organization.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products or services in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change, including evolving industry standards, frequent new product inventions, constant improvements in performance characteristics and short product life cycles. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products and services that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products and services depends on a number of factors including, but not limited to, the following:
•our ability to design and manufacture products or implement solutions and services at an acceptable cost and quality;
•our ability to attract and retain skilled technical employees;
•the availability of critical components from third parties;
•our ability to successfully complete the development of products in a timely manner; and
•the ability of third parties to complete and deliver on outsourced product development engagements.
A failure by us, or our suppliers, in any of these areas or a failure of new products or services to obtain commercial acceptance, could mean we generate less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products and services to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new standards through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
Failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues that may result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.
Our products are comprised of hardware and software that is technologically complex, and we are reliant on third parties to provide important components for our products. It is possible that our products and IoT services may contain undetected errors, defects or cyber-security vulnerabilities. As a result, our products or IoT services may be rejected by our customers or may not operate as intended, our services may be unavailable to our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation. Certain components in our products provided by a third-party supplier may have been affected by a Global Positioning System ("GPS") week number rollover event which occurred on November 3, 2019. If our customers have not deployed the supplier-provided software update or an alternate remedy prior to the GPS week number rollover event, or such update or remedy is not effective to address the rollover, then the customer’s application may not function correctly to the extent it is reliant on the GPS time, date or location data generated from such component.
In addition, our IoT services, including information systems and telecommunications infrastructure, could be disrupted by technological failures or cyber-attacks which could result in the inability of our customers to receive our services for an indeterminate period of time. Third parties seeking unauthorized access to our products may attempt to take advantage of the fact that we do not have a direct relationship with, and therefore may not know the identity of certain end users of our products, and these end users may not upgrade their software, apply security patches or otherwise monitor steps we take to address any cyber-security vulnerabilities. Any disruption to our services, such as failure of our network operations centers to function as required, or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, require customer service or repair work that would involve substantial costs, result in loss of customer data, expose customer devices or information systems to cybersecurity compromise, result in litigation, payment of monetary damages under contractual provisions and distract management from operating our business.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the skills and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, operations and profitability.
We do not have fixed-term employment agreements with our key personnel. As well, from time to time we may undertake transitions in our executive leadership. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Cyber-attacks or other breaches of information technology security could have an adverse impact on our business.
We rely on certain internal processes, infrastructure and information technology systems, including infrastructure and systems operated by third parties to efficiently operate our business in a secure manner. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate our business. Our IoT services depend on very high levels of network reliability and availability in order to provide our customers with the ability to continuously monitor and receive data from their devices.
Cyber-attacks or other breaches of network or IT systems security may cause disruptions to our operations including the ability to provide connectivity, device management and other cloud-based services to our customers. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or our customers' data, by third parties seeking to interrupt our ability to provide connectivity services, or by third parties seeking to exploit our technology and devices to conduct denial of service attacks. The prevalence and sophistication of these types of threats are increasing and our frequently evolving security measures may not be sufficient to prevent the damage that such threats can inflict on our assets and information. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives and/or otherwise adversely affect our business. Our security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our vendors, suppliers, their products or otherwise. To the extent that any security breach results in inappropriate disclosure of our customers' confidential information, inadvertent exposure of our customers own information systems, or disruption of service to our customers, we may incur liability, be subject to legal action and suffer damage to our reputation. Our insurance may not be adequate to fully reimburse us for these costs and losses.

The transmission, use and disclosure of user data and personal information could give rise to liabilities or additional costs as a result of laws, governmental regulations and mobile network operator and other customer requirements or differing views of personal privacy rights.
Our products and services are used to transmit a large volume of data and potentially including personal information. This information is increasingly subject to legislation and regulations in numerous jurisdictions around the world that is intended to protect the privacy and security of personal information, as well as the collection, storage, transmission, use and disclosure of such information.
The interpretation of privacy and data protection laws in a number of jurisdictions is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from country to country.

Complying with these varying international requirements could cause us to incur additional costs and change our business practices. In addition, because our products and services are sold and used worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, even where we have no local entity, employees, or infrastructure.
We could be adversely affected if legislation or regulations are expanded to require changes in our products, services or business practices, if governmental authorities in the jurisdictions in which we do business interpret or implement their legislation or regulations in ways that negatively affect our business or if end users allege that their personal information was misappropriated because of a defect or vulnerability in our products or services. If we are required to allocate significant resources to modify our products, services or our existing security procedures for the personal information that our products and services transmit, our business, results of operations and financial condition may be adversely affected. The European Union General Data Protection Regulation ("GDPR"), which is designed to harmonize data privacy laws across Europe, became effective on May 25, 2018. We have made and continue to make improvements to our systems and processes to ensure that we are compliant with the GDPR. In addition, in the United States, the California Consumer Privacy Act ("CCPA") recently became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Like the GDPR and other evolving privacy and data protection laws worldwide, the CCPA may result in increased costs and may impact our ability to sell our products and services. A determination that we have violated any of these privacy or data protection laws could result in significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation.
We may be found to infringe on the intellectual property rights of others.
The industry has many participants that own, or claim to own, proprietary intellectual property. We license technology, intellectual property and software from third parties for use in our products and may be required to license additional technology, intellectual property and software in the future. In some cases, these licenses provide us with certain pass-through rights for the use of other third-party intellectual property, which pass-through rights may be unilaterally adjusted, limited or removed under the terms of such licenses. Some licensors have instituted policies limiting the products they will cover under their licenses to end products only, which limits our ability to obtain new licenses from such licensors, where required, for our wireless embedded module products. There is no assurance that we will be able to maintain our third-party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.
In the past we have received, and in the future, we are likely to continue to receive, assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our operating results and financial condition.
Activity in the wireless communications area by third parties, particularly those with tenuous claims, is prevalent. In the past, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. Infringement of intellectual property can be difficult to verify and litigation may be necessary to establish if we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may choose to pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:
•we may be found to be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;
•we may be prohibited from further use of intellectual property because of an injunction and may be required to cease selling our products that are subject to the claim;
•we may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms; in addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;
•we may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales; in addition, there is no assurance that we will be able to develop such a non-infringing alternative;
•management attention and resources may be diverted;
•our relationships with customers may be adversely affected; and
•we may be required to indemnify our customers for certain costs and damages they incur in respect of such a claim.
In addition to potentially being found to be liable for substantial damages in the event of an unfavorable outcome in respect of such a claim and if we are unable to either obtain a license from the third party on commercially reasonable terms or develop a non-infringing alternative, we may have to cease the sale of certain products and restructure our business and, as a result, our operating results and financial condition may be materially adversely affected.
Misappropriation of our intellectual property could place us at a competitive disadvantage.
Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position. Our strategies to deter misappropriation could be inadequate due to the following risks:
•non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;
•undetected misappropriation of our intellectual property;
•the substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and
•development of similar technologies by our competitors.
In addition, we could be required to spend significant funds and management resources could be diverted to defend our rights, which could disrupt our operations.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand, the delivery of our products to our customers may be interrupted.
From time to time, certain components used in our products have been, and may continue to be, in short supply. Such shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our products are comprised of components, some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. Our single source suppliers may experience damage or interruption in their operations due to unforeseen events, be impacted by natural catastrophes or public health epidemics illnesses, including coronavirus, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. If there is a shortage of any such components and we cannot obtain an appropriate substitute from an alternate supplier of components, we may not be able to deliver sufficient quantities of our products to our customers. If such shortages occur, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We depend on a limited number of third parties to manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, our revenue and margins could decrease.
We outsource the manufacturing of our products to several contract manufacturers and depend on these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. Third party manufacturers, or other third parties to which such third-party manufacturers in turn outsource our manufacturing requirements, may not be able to satisfy our manufacturing requirements on a timely basis, including by failing to meet scheduled production and delivery deadlines or to meet our product quality requirements or the product quality requirements of our customers. Insufficient supply or an interruption or stoppage of supply from such third-party manufacturers or our inability to obtain additional or substitute manufacturers when and if needed, and on a cost-effective basis, could have a material adverse effect on our business, results of operations and financial condition.
Our reliance on third party manufacturers subjects us to a number of risks, including but not limited to the following:
•potential business interruption due to unexpected events such as natural disasters, public health epidemic illnesses, such as coronavirus, labor unrest, cyber-attacks, technological issues or geopolitical events;
•the absence of guaranteed or adequate manufacturing capacity;
•potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage to our reputation;
•reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;
•the inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and
•unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.
Under our manufacturing agreements, in many cases we are requiring our manufacturers to place binding purchase orders with component suppliers well in advance of our receipt of binding purchase orders from our customers. In these situations, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to prepare to build (and therefore to purchase the required components to complete such build-plan), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.

We depend on mobile network operators to promote and offer acceptable wireless data services.
Our products and our wireless connectivity services can only be used over wireless data networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by mobile network operators of next generation wireless data networks and appropriate pricing of wireless data services. We also depend on successful strategic relationships with our mobile network operator partners to provide direct or indirect roaming services onto their networks and our operating results and financial condition could be harmed if they increase the price of their services or experience operational issues with their networks. In certain cases, our mobile network operator partners may also offer services that compete with our IoT services business.
We have been subject to certain class action lawsuits and may in the future be subject to class action or derivative action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.
In addition to being subject to litigation in the ordinary course of business, we may be subject to class actions, derivative actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and will distract us from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our reputation, operating results, liquidity or financial position. Furthermore, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by our insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
Contractual disputes could have a material adverse effect on our business.
Our business is exposed to the risk of contractual disputes with counterparties and as a result we may be involved in complaints, claims and litigation. We cannot predict the outcome of any complaint, claim or litigation. If a dispute cannot be resolved favorably, it may delay or interrupt our operations and may have a material adverse effect on our operating results, liquidity or financial position.
Government regulations could result in increased costs and inability to sell our products and services.
Our products and services are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States the Federal Communications Commission regulates many aspects of communications devices and services. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not receive approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change, or we may not be able to receive regulatory approvals from countries in which we may desire to sell products in the future. If we fail to comply with the applicable regulatory requirements, we may be subject to regulatory and civil liability, additional costs (including fines), reputational harm, and in severe cases, we may be prevented from selling our products in certain jurisdictions.
Environmental regulations or changes in the supply, demand or available sources of energy or other natural resources may affect the availability or cost of goods and services, including natural resources, necessary to manufacture our products and run our business.
We may also incur additional expenses or experience difficulties selling our products associated with complying with the SEC rules and reporting requirements related to conflict minerals. In August 2012, the SEC adopted new disclosure requirements implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 for manufacturers of products containing certain minerals that may originate from the

Democratic Republic of Congo and adjoining countries. As a result, since 2013 we have been required to conduct certain country of origin and due diligence procedures to meet the SEC reporting requirements. The impact of the regulations may limit the sourcing and availability, or may increase the costs, of some of the metals used in the manufacture of our products. Also, since our supply chain is complex, we may be unable to sufficiently verify the origins for all metals used in our products through our supplier due diligence procedures. As governments change in any of the markets in which we operate, there could be further uncertainties with respect to certain of our regulatory obligations in the near term, including with respect to fiscal and trade-related matters.
We are subject to risks inherent in foreign operations.
Sales outside North America represented approximately 60% and 56% of our revenues in the three and nine months ended September 30, 2020 and 2019, respectively, compared to 55% and 58%, respectively, in the same periods in 2019. We maintain offices in a number of foreign jurisdictions. We have limited experience conducting business in some of the jurisdictions outside North America and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with our international business operations that may increase liabilities, costs, lengthen sales cycles and require significant management attention. These risks include:
•compliance with the laws of the United States, Canada and other countries that apply to our international operations, including import and export legislation, lawful access and privacy laws;
•compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act of the United States, the Corruption of Foreign Public Officials Act of Canada and the UK Bribery Act;
•increased reliance on third parties to establish and maintain foreign operations;
•the complexities and expense of administering a business abroad;
•complications in compliance with, and unexpected changes in, foreign regulatory requirements, including requirements relating to content filtering and requests from law enforcement authorities;
•trading and investment policies;
•consumer protection laws that impose additional obligations on us or restrict our ability to provide limited warranty protection;
•instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;
•foreign currency fluctuations;
•foreign exchange controls and cash repatriation restrictions;
•emerging protectionist trends in certain countries leading to new or higher tariffs and other trade barriers;
•difficulties in collecting accounts receivable;
•potential adverse tax consequences, including changes in tax policies in various jurisdictions that may render our tax planning strategy less effective than planned;
•uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;
•litigation in foreign court systems;
•cultural and language differences;
•difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and
•other factors, depending upon the country involved.

There can be no assurance that the policies and procedures implemented by us to address or mitigate these risks will be successful, that our personnel will comply with them, that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

Increases in tariffs or other trade restrictions may have an adverse impact on our business.
The United States and other countries have currently levied tariffs and taxes on certain goods manufactured in China and other jurisdictions and general trade tensions with China continue to be high. Certain of our components that we source from suppliers in China and import into the U.S. are included in the announced and implemented tariffs. At this point, we do not expect these tariffs to have a material impact on our business or results of operations. However, our business may be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs. If the U.S. or other countries were to impose additional tariffs on components that we or our suppliers source from China, our costs of such components would increase and our gross margins may decrease. We may also incur additional operating costs from our efforts to mitigate the impact of tariffs on our customers and our operations.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue (note 6)
IoT Solutions	$79,093	$93,439	$239,719	$286,871
Embedded Broadband	34,278	43,256	88,391	135,298
	113,371	136,695	328,110	422,169
Cost of sales
IoT Solutions	49,466	58,236	151,543	180,378
Embedded Broadband	24,453	28,835	61,182	89,065
	73,919	87,071	212,725	269,443
Gross margin	39,452	49,624	115,385	152,726
Expenses
Sales and marketing	20,072	22,286	64,818	66,115
Research and development	17,699	18,796	61,151	57,974
Administration	11,199	11,496	35,111	35,854
Restructuring (note 7)	3,089	4,588	3,940	24,011
Acquisition-related and integration	140	291	325	700
Amortization	5,040	5,013	15,755	15,198
	57,239	62,470	181,100	199,852
Loss from operations	(17,787)	(12,846)	(65,715)	(47,126)
Foreign exchange gain (loss)	3,659	(2,929)	4,269	(2,885)
Other expense	(988)	(122)	(1,463)	(196)
Loss before income taxes	(15,116)	(15,897)	(62,909)	(50,207)
Income tax expense (recovery) (note 8)	(633)	3,864	(3,925)	9,140
Net loss from continuing operations	$(14,483)	$(19,761)	$(58,984)	$(59,347)
Net earnings (loss) from discontinued operations (note 5)	$2,456	$(460)	$8,687	$(273)
Net loss	$(12,027)	$(20,221)	$(50,297)	$(59,620)
Other comprehensive gain (loss):
Foreign currency translation adjustments, net of taxes of $nil	2,670	(3,727)	2,122	(7,247)
Comprehensive loss	$(9,357)	$(23,948)	$(48,175)	$(66,867)

Basic and diluted net earnings (loss) per share (in dollars)(note 10)
Continuing operations	$(0.40)	$(0.55)	$(1.62)	$(1.64)
Discontinued operations	0.07	(0.01)	0.24	(0.01)
	$(0.33)	$(0.56)	$(1.38)	$(1.65)
Weighted average number of shares outstanding (in thousands) (note 10)
Basic	36,417	36,179	36,345	36,147
Diluted	36,417	36,179	36,345	36,147
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$63,483	$71,164
Restricted cash	3,029	3,629
Accounts receivable, net of allowance of $3,772 (December 31, 2019 - $3,892) (note 11)	69,972	94,491
Inventories (note 13)	35,172	36,334
Prepaids and other (note 14)	12,193	10,858
Assets held for sale (note 5)	161,204	67,586
	345,053	284,062
Property and equipment, net	28,505	27,577
Operating lease right-of-use assets	21,185	25,466
Intangible assets, net	76,717	70,072
Goodwill	167,769	154,381
Deferred income taxes	1,883	1,779
Other assets	9,821	9,982
Long-term assets held for sale (note 5)	—	66,021
	$650,933	$639,340
Liabilities
Current liabilities
Short-term borrowings (note 18 (b))	$25,000	$—
Current portion of long-term debt (note 18 (b))	235	—
Accounts payable and accrued liabilities (note 15)	154,215	149,596
Deferred revenue (note 12)	9,331	9,190
Liabilities held for sale (note 5)	34,392	25,380
	223,173	184,166
Long-term obligations (note 16)	44,845	43,407
Operating lease liabilities	20,059	25,154
Long-term debt (note 18 (b))	9,148	—
Deferred income taxes	10,283	4,921
Long-term liabilities held for sale (note 5)	—	367
	307,508	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,491,352 shares (December 31, 2019 - 36,233,361 shares)	440,003	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 43,979 shares (December 31, 2019 – 44,487 shares)	(508)	(370)
Additional paid-in capital	44,933	38,212
Retained deficit	(129,909)	(78,833)
Accumulated other comprehensive loss (note 17)	(11,094)	(13,216)
	343,425	381,325
	$650,933	$639,340
Commitments and contingencies (note 19)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and nine months ended September 30, 2020
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2019 as previously reported	36,233,361	$435,532	44,487	$(370)	$38,212	$(78,833)	$(13,216)	$381,325
Effect of adoption of ASC 326 (note 2)	—	—	—	—	—	(779)	—	(779)
Balance as at January 1, 2020	36,233,361	435,532	44,487	(370)	38,212	(79,612)	(13,216)	$380,546

Stock-based compensation (note 9)	—	—	—	—	3,182	—	—	3,182
Purchase of treasury shares for RSU distribution	—	—	3,600	(26)	—	—	—	(26)
Distribution of vested RSUs	103,431	1,927	(42,280)	348	(2,851)	—	—	(576)
Net loss	—	—	—	—	—	(22,663)	—	(22,663)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,866)	(4,866)
Balance as at March 31, 2020	36,336,792	$437,459	5,807	$(48)	$38,543	$(102,275)	$(18,082)	$355,597

Stock-based compensation (note 9)	—	—	—	—	3,276	—	—	3,276
Purchase of treasury shares for RSU distribution	—	—	23,000	(194)	—	—	—	(194)
Distribution of vested RSUs	8,899	149	(18,533)	156	(354)	—	—	(49)
Net loss	—	—	—	—	—	(15,607)	—	(15,607)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	4,318	4,318
Balance as at June 30, 2020	36,345,691	$437,608	10,274	$(86)	$41,465	$(117,882)	$(13,764)	$347,341

Stock option exercises	81,516	1,241	—	—	(358)	—	—	883
Stock-based compensation (note 9)	—	—	—	—	5,667	—	—	5,667
Purchase of treasury shares for RSU distribution	—	—	45,000	(544)	—	—	—	(544)
Distribution of vested RSUs	64,145	1,154	(11,295)	122	(1,841)	—	—	(565)
Net loss	—	—	—	—	—	(12,027)	—	(12,027)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	2,670	2,670
Balance as at September 30, 2020	36,491,352	$440,003	43,979	$(508)	$44,933	$(129,909)	$(11,094)	$343,425
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Three and nine months ended September 30, 2019
	Common Stock		Treasury Stock
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130

Stock option exercises (note 9)	9,045	136	—	—	(42)	—	—	94
Stock-based compensation (note 9)	—	—	—	—	3,158	—	—	3,158
Distribution of vested RSUs	73,839	1,366	(112,612)	1,847	(3,883)	—	—	(670)
Net loss	—	—	—	—	—	(11,223)	—	(11,223)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(3,615)	(3,615)
Balance as at March 31, 2019	36,150,299	$434,054	6,972	$(118)	$30,217	$(19,518)	$(12,761)	$431,874

Stock option exercises (note 9)	6,971	102	—	—	(29)	—	—	73
Stock-based compensation (note 9)	—	—	—	—	4,102	—	—	4,102
Purchase of treasury shares for RSU distribution	—	—	20,000	(267)	—	—	—	(267)
Distribution of vested RSUs	7,826	160	(9,080)	156	(391)	—	—	(75)
Net loss	—	—	—	—	—	(28,176)	—	(28,176)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	95	95
Balance as at June 30, 2019	36,165,096	$434,316	17,892	$(229)	$33,899	$(47,694)	$(12,666)	$407,626

Stock option exercises (note 9)	15,353	224	—	—	(64)	—	—	160
Stock-based compensation (note 9)	—	—	—	—	3,869	—	—	3,869
Purchase of treasury shares for RSU distribution	—	—	5,400	(59)	—	—	—	(59)
Distribution of vested RSUs	16,688	385	(13,680)	174	(669)	—	—	(110)
Net loss	—	—	—	—	—	(20,221)	—	(20,221)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(3,727)	(3,727)
Balance as at September 30, 2019	36,197,137	$434,925	9,612	$(114)	$37,035	$(67,915)	$(16,393)	$387,538
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(12,027)	$(20,221)	$(50,297)	$(59,620)
Items not requiring (providing) cash
Amortization	8,269	8,115	25,292	24,604
Stock-based compensation (note 9)	5,667	3,869	12,125	11,129
Deferred income taxes	153	3,766	144	8,804
Unrealized foreign exchange (gain) loss	(4,278)	4,056	(3,917)	2,080
Other	54	62	(153)	648
Changes in non-cash working capital
Accounts receivable	(27,524)	19,811	(1,236)	37,809
Inventories	9,330	(4,357)	(2,225)	(9,976)
Prepaids and other	8,273	(1,982)	2,614	(7,500)
Accounts payable and accrued liabilities	4,589	(7,102)	10,622	497
Deferred revenue	(188)	1,961	(1,404)	4,679
Cash flows provided by (used in) operating activities	(7,682)	7,978	(8,435)	13,154
Investing activities
Additions to property and equipment	(2,416)	(3,672)	(12,143)	(11,803)
Additions to intangible assets	(503)	(1,585)	(1,974)	(2,978)
Proceeds from sale of property and equipment	28	3	252	87
Proceeds from sale of iTank business	—	—	—	500
Acquisition of M2M Group, net of cash acquired (note 4)	—	—	(18,391)	—
Cash flows used in investing activities	(2,891)	(5,254)	(32,256)	(14,194)
Financing activities
Issuance of common shares	883	160	883	327
Purchase of treasury shares for RSU distribution	(544)	(59)	(764)	(326)
Taxes paid related to net settlement of equity awards	(565)	(110)	(1,191)	(855)
Decrease in other long-term obligations	(47)	(191)	(234)	(405)
Proceeds from short-term borrowings (note 18(b))	10,000	—	25,000	—
Proceeds from long-term debt (note 18(b))	9,383	—	9,383	—
Cash flows provided by (used in) financing activities	19,110	(200)	33,077	(1,259)
Effect of foreign exchange rate changes on cash and cash equivalents	978	(393)	503	123
Cash, cash equivalents and restricted cash, increase (decrease) in the period	9,515	2,131	(7,111)	(2,176)
Cash, cash equivalents and restricted cash, beginning of period	62,457	84,990	79,083	89,297
Cash, cash equivalents and restricted cash, end of period	$71,972	$87,121	$71,972	$87,121
Cash, cash equivalents and restricted cash are comprised of:
Cash, cash equivalents and restricted cash	66,512	82,874	66,512	82,874
Cash and cash equivalents classified as held for sale (note 5)	5,460	4,247	5,460	4,247
Cash, cash equivalents and restricted cash, end of period	$71,972	$87,121	$71,972	$87,121
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.    BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2019 audited annual consolidated financial statements, except as indicated in note 2 and note 3. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2019 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.
The unaudited interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation. In these notes to the unaudited interim consolidated financial statements, unless the context otherwise requires, references to the "Company", "Sierra Wireless", "we", "us" and "our" refer to Sierra Wireless, Inc. and its subsidiaries.
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen, to divest substantially all of the assets and operations related to our automotive embedded module product line. In accordance with U.S. GAAP, assets and liabilities associated with the automotive business have been recorded as 'held for sale' in our consolidated balance sheets as at September 30, 2020 and December 31, 2019 and the results of operations of the automotive business as discontinued operations in our consolidated statements of operations and comprehensive earnings (loss) for each of the three and nine months periods ended September 30, 2020 and 2019 (Note 5).
In these unaudited interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.
2.    ACCOUNTING STANDARDS
Recently implemented accounting standards
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
On January 1, 2020, the Company adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $779 as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable. The cumulative effect is allocated between continuing and discontinued operations as follows:

Effect of adoption of ASC 326	Amount
Continuing operations	$917
Discontinued operations	(138)
$779
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019 and we adopted it on January 1, 2020. The standard did not have any impact on our consolidated statements at adoption.
3.    SIGNIFICANT ACCOUNTING POLICIES
Allowance for expected credit losses
Upon adoption of ASC 326 effective January 1, 2020, we maintain an allowance for lifetime expected credit losses that may result from our customer's inability to pay. Current and future economic conditions, historical information (including credit agency reports, if applicable), credit-worthiness, the line of business from which the customer accounts receivable arose, aging of receivables, known uncollectible accounts and changes in customer payment cycles are all considered when determining the expected credit losses related to accounts receivable. Amounts later determined and specifically identified to be uncollectible are charged against this allowance. If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.
Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.
Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic.  We did not identify any indicators of impairment for the three and nine months ended September 30, 2020. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling.
In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.
Comparative figures
Certain balances in our comparative information have been reclassified to conform to current period presentation.
4.    ACQUISITION OF M2M GROUP
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and
D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21,102, comprised of cash consideration to the shareholders of $19,587 for 100% of the equity of the M2M Group, plus approximately $1,343 for the retirement of certain obligations and $172 for normal course working capital adjustments. As at September 30, 2020, the purchase consideration has been fully paid and settled.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at January 7, 2020. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill. The allocation of the purchase price to goodwill was finalized as of June 30, 2020.
The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	$2,712
Net working capital	(640)
Deferred revenue	(914)
Identifiable intangible assets	16,064
Goodwill	8,699
Deferred income tax liability	(4,819)
Fair value of net assets acquired	$21,102

Goodwill of $8,699 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$14,646
Brand	5 years	1,418
		$16,064
There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.
5.    DISPOSITION OF AUTOMOTIVE BUSINESS
On July 23, 2020, we entered into a definitive agreement with Rolling Wireless to divest our Shenzhen, China-based automotive embedded module product line for $165 million in cash, subject to normal working capital adjustments at closing (the "Sale Transaction"). Based on the Company's working capital at September 30, 2020, including cash and cash equivalents, this $165 million would be reduced by approximately $4 million. The automotive embedded module product line is part of our Embedded Broadband reportable segment. Pursuant to the Sale Transaction, approximately 150 employees will become employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region. The Sale Transaction is expected to close in the fourth quarter of 2020 and remains subject to customary closing conditions.
Assets and liabilities held for sale were as follows:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	$5,460	$4,290
Accounts receivable	63,985	36,941
Inventories	22,108	17,957
Prepaids and other	4,814	8,398
Property and equipment, net	11,297	12,347
Operating lease right-of-use assets	—	143
Goodwill	53,214	53,214
Deferred income taxes	326	317
Assets held for sale	$161,204	$133,607

Accounts payable and accrued liabilities	$33,112	$23,960
Deferred revenue	897	1,420
Long term obligations	383	367
Liabilities held for sale	$34,392	$25,747

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Classification:

	September 30, 2020	December 31, 2019
Current assets held for sale	$161,204	$67,586
Long-term assets held for sale	—	66,021
Assets held for sale	$161,204	$133,607

Current liabilities held for sale	$34,392	$25,380
Long-term liabilities held for sale	—	367
Liabilities held for sale	$34,392	$25,747
The results related to the Automotive business have been presented as discontinued operations in the consolidated statements of operations and comprehensive earnings (loss) and were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	$66,942	$37,330	$153,841	$117,043
Cost of sales	57,162	31,911	130,537	101,147
Gross margin	9,780	5,419	23,304	15,896
Expenses	6,423	5,166	11,371	14,479
Earnings before income taxes	3,357	253	11,933	1,417
Income tax expense	901	713	3,246	1,690
Net earnings (loss) from discontinued operations	$2,456	$(460)	$8,687	$(273)

The cash flows related to the Automotive business included in the consolidated statements of cash flows were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows provided by (used in) discontinued operations
Net cash provided by (used in) operating activities	1,176	4,954	(7,950)	12,924
Net cash used in investing activities	(406)	(166)	(1,277)	(1,983)
Net cash provided by (used in) discontinued operations	$770	$4,788	$(9,227)	$10,941

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
6.    SEGMENTED INFORMATION
We disaggregate our revenue from contracts with customers into reportable segments (see consolidated statements of operations and comprehensive earnings (loss)), type and geographical region.
We operate our business under two reportable segments (i) IoT Solutions and (ii) Embedded Broadband:
IoT Solutions
Our IoT Solutions segment is focused on end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile (which is now reported in discontinued operations), Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or IoT solutions to the OEM customer.
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not present asset information on a segmented basis.
REVENUE BY TYPE

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue
Product	$83,560	$112,177	$244,688	$350,039
Recurring and other services	29,811	24,518	83,422	72,130
	$113,371	$136,695	$328,110	$422,169

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
REVENUE BY GEOGRAPHICAL REGION

	IoT Solutions	Embedded Broadband	Total
Three months ended September 30, 2020
Americas	$42,319	$4,974	$47,293
Europe, Middle East and Africa	16,102	2,484	18,586
Asia-Pacific	20,672	26,820	47,492
	$79,093	$34,278	$113,371

Three months ended September 30, 2019
Americas	$59,717	$4,072	$63,789
Europe, Middle East and Africa	17,459	3,181	20,640
Asia-Pacific	16,263	36,003	52,266
	$93,439	$43,256	$136,695

	IoT Solutions	Embedded Broadband	Total
Nine months ended September 30, 2020
Americas	$131,810	$15,810	$147,620
Europe, Middle East and Africa	47,403	9,131	56,534
Asia-Pacific	60,506	63,450	123,956
	$239,719	$88,391	$328,110

Nine months ended September 30, 2019
Americas	$177,956	$9,533	$187,489
Europe, Middle East and Africa	52,658	10,759	63,417
Asia-Pacific	56,257	115,006	171,263
	$286,871	$135,298	$422,169
We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. We did not have any customers during the three months ended September 30, 2020 or 2019 that accounted for more than 10% of total revenue.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
7.    RESTRUCTURING
    On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company: (i) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France; and (ii) outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and are now substantially completed. During the three and nine months ended September 30, 2020, we recorded a recovery of $0.4 million and expensed $0.5 million, respectively, related to these two initiatives (three and nine months ended September 30, 2019 – $6.3 million and $24.3 million). As at September 30, 2020, outstanding liability of $1.5 million relating to these initiatives is included in Accounts payable and accrued liabilities, of which $0.4 million is expected to be paid by the end of December 2020. The remaining $1.1 million is related to outplacement and training costs where employees have up to 30 months from their termination notices to submit the claim.
During the third quarter of 2020, we took the first step to initiate actions to reduce our operating expenses, in conjunction with the expected closing of the sale of our automotive business in the fourth quarter of 2020. We implemented some organizational changes, including consolidation of our engineering resources resulting in a reduction in our engineering team in Hong Kong. These actions are part of our transformation to a Device-to-Cloud IoT solutions company. During the three and nine months ended September 30, 2020, approximately 77 employees were impacted, and we recorded $5.2 million for severances and related costs, of which $1.7 million is included in discontinued operations. As at September 30, 2020, the outstanding liability of $4.3 million for this initiative is included in Accounts Payable and accrued liabilities, and is expected to be paid by the end of November 2021.
The following table provides the activity in the restructuring liability:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Balance, beginning of period	$2,507	$17,508	$8,655	$2,486
Expensed- continuing operations	3,089	4,588	3,940	24,011
Expensed- discontinued operations	1,732	1,686	1,741	1,840
Disbursements	(1,583)	(9,416)	(8,481)	(14,136)
Foreign exchange	77	(670)	(33)	(505)
	$5,822	$13,696	$5,822	$13,696

Classification:
Accounts payable and accrued liabilities	5,822	13,696	5,822	13,696
	$5,822	$13,696	$5,822	$13,696

By restructuring initiative:
November 2018	$—	$195	$—	$195
April 2019	1,546	13,501	1,546	13,501
Q3 2020	4,276	—	4,276	—
	$5,822	$13,696	$5,822	$13,696

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
8.    INCOME TAXES
Income tax recovery of $633 and $3,925, respectively, for the three and nine months ended September 30, 2020 included a tax recovery of $nil and $2,288, respectively, under the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted March 27, 2020 in the United States.
In the three and nine months ended September 30, 2020, the Company recorded government grants under the Canada Emergency Wage Subsidy (CEWS) of $5,564 and other COVID-19 related subsidies of $734, totaling $6,298.

Three and nine months ended September 30, 2020
Cost of sales	$168
Sales and marketing	1,381
Research and development	3,627
Administration	1,122
$6,298
As at September 30, 2020, government grants of $734 was included in Accounts receivable.
9.    STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cost of sales	$91	$44	$205	$147
Sales and marketing	1,562	1,189	3,507	3,294
Research and development	1,041	794	2,438	2,439
Administration	2,385	1,729	5,343	4,899
Continuing operations	$5,079	$3,756	$11,493	$10,779
Discontinued operations	588	113	632	350
	$5,667	$3,869	$12,125	$11,129
Stock option plan	$561	$731	$1,690	$2,188
Restricted stock plan	5,106	3,138	10,435	8,941
	$5,667	$3,869	$12,125	$11,129

As at September 30, 2020, the unrecognized compensation expense related to non-vested stock options and restricted share units was $3,558 and $37,342 (2019 – $5,144 and $17,476), respectively, which is expected to be recognized over weighted average periods of 2.5 and 2.0 years (2019 – 2.4 and 2.1 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan
The following table presents stock option activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of Options	2020	2019	2020	2019
Outstanding, beginning of period	1,364,678	1,658,690	1,588,143	1,378,348
Granted	273,889	29,935	282,754	431,300
Exercised	(81,516)	(15,353)	(81,516)	(31,369)
Forfeited / expired	(50,463)	(38,336)	(282,793)	(143,343)
Outstanding, end of period	1,506,588	1,634,936	1,506,588	1,634,936
Exercisable, beginning of period	889,567	759,053	824,073	612,133
Exercisable, end of period	853,371	809,443	853,371	809,443

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant stock options to employees, officers and directors. At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend and restate the terms of the Plan. The amendments increased the maximum number of shares issuable pursuant to the Plan to the lesser of 8.9% (increased from 8.1%) of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.9% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at September 30, 2020 and outstanding treasury RSUs outstanding, stock options exercisable into 499,764 common shares are available for future allocation under the Plan.
The Plan provides that the exercise price of a stock option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Stock options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each stock option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the stock market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the stock option. The aggregate intrinsic value of stock options exercised in the three and nine months ended September 30, 2020 was $182 (three and nine months ended September 30, 2019 - $17 and $67, respectively).
The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Risk-free interest rate	0.28%	1.48%	0.31%	2.06%
Annual dividends per share	Nil	Nil	Nil	Nil
Expected stock price volatility	53%	54%	53%	54%
Expected option life (in years)	4.0	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$5.22	$4.98	$5.16	$5.47

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our daily stock closing prices over a period equal to the expected life of each stock option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the stock options being valued. The expected life of stock options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.
Restricted share plans
The following table summarizes the restricted share units ("RSUs") activity for the period:

	Three months ended September 30,		Nine months ended September 30,
Number of RSUs	2020	2019	2020	2019
Outstanding, beginning of period	2,417,572	1,897,987	1,815,759	1,046,275
Granted	1,924,214	39,573	2,852,604	1,159,294
Vested / settled	(119,691)	(40,035)	(362,865)	(296,373)
Forfeited	(82,101)	(39,186)	(165,504)	(50,857)
Outstanding, end of period	4,139,994	1,858,339	4,139,994	1,858,339

Outstanding – vested and not settled	185,232	146,655	185,232	146,655
Outstanding – unvested	3,954,762	1,711,684	3,954,762	1,711,684
Outstanding, end of period	4,139,994	1,858,339	4,139,994	1,858,339
We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to employees and also encourage our objective of employee share ownership through the granting of RSUs.  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.
At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend the treasury based restricted share unit plan (the "Treasury Plan"). The amendments increased the maximum number of shares issuable pursuant to outstanding awards under the Treasury Plan to 4.6% (increased from 3.7%) of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.9% (increased from 8.1%) of the number of issued and outstanding shares. Based on the number of shares outstanding as at September 30, 2020, 271,020 share units are available for future allocation under the Treasury Plan. With respect to the two market-based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution. As at September 30, 2020, there were 2,898,616 market RSUs outstanding.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

We include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs (market condition) have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.
In February 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives as well as PSUs measured against a benchmark index. The fair value of the PSUs (performance condition) that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives is the Company's stock price on the date of grant. The fair value of the PSUs that are measured against a benchmark index at date of grant is determined using the Monte Carlo simulation model. These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index, service revenue or cost savings targets and the associated performance conditions are probable of being achieved.
Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
In February 2020, the Company issued certain non-performance based RSUs that cliff-vest in two years.
The aggregate intrinsic value of RSUs that vested and settled in the three and nine months ended September 30, 2020 was $1,521 and $3,719, respectively (three and nine months ended September 30, 2019 – $467 and $4,226).
10.    LOSS PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net earnings (loss)
Net loss from continuing operations	$(14,483)	$(19,761)	$(58,984)	$(59,347)
Net earnings (loss) from discontinued operations	2,456	(460)	8,687	(273)
	$(12,027)	$(20,221)	$(50,297)	$(59,620)

Weighted average shares used in computation of:
Basic	36,417	36,179	36,345	36,147
Diluted	36,417	36,179	36,345	36,147

Basic and diluted net earnings (loss) per share (in dollars):
Continuing operations	$(0.40)	$(0.55)	$(1.62)	$(1.64)
Discontinued operations	0.07	(0.01)	0.24	(0.01)
	$(0.33)	$(0.56)	$(1.38)	$(1.65)
In loss periods, potential common shares are not included in the computation of diluted net earnings (loss) per share, because to do so would be anti-dilutive.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
11.    ACCOUNT RECEIVABLES
The movement in the allowance for expected credit losses during the nine months ended September 30, 2020 was as follows:

Nine months ended September 30, 2020
Balance, end of period, as previously reported	$3,170
Discontinued operations	(195)
2,975
Effect of adoption of ASC 326 (note 2)	917
Balance, beginning of period, as adjusted	$3,892
Current-period provision for expected credit losses	316
Write-offs charged against allowance for credit losses	(482)
Recoveries of amounts previously written off	—
Foreign exchange	46
Balance, end of period	$3,772

12.    CONTRACT BALANCES
The following table provides the changes in contract balances:

	September 30, 2020	December 31, 2019	Change

Contract assets	$1,968	$1,688	$280
Deferred revenue - current	9,331	9,190	141
Deferred revenue - noncurrent	7,718	8,078	(360)

Contract assets are included in Accounts receivable in our consolidated balance sheets.
During the three and nine months ended September 30, 2020, $1,799 and $7,390 of deferred revenue was recognized in revenue that was included in the contract liability balance as at December 31, 2019, respectively (three and nine months ended September 30, 2019 - $1,053 and $5,274).
13.    INVENTORIES
The components of inventories were as follows:

	September 30, 2020	December 31, 2019
Electronic components	$17,202	$17,504
Finished goods	17,970	18,830
	$35,172	$36,334

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
14.    PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	September 30, 2020	December 31, 2019
Inventory advances	$590	$2,338
Insurance and licenses	409	292
Deposits	3,296	2,120
Contract acquisition and fulfillment costs	1,529	1,529
Other	6,369	4,579
	$12,193	$10,858
In the three and nine months ended September 30, 2020, $347 and $889 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales, respectively (three and nine months ended September 30, 2019 - $331 and $973).
15.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	September 30, 2020	December 31, 2019
Trade payables and accruals	$62,003	$55,796
Inventory commitment reserve	593	767
Accrued royalties	12,279	11,870
Accrued payroll and related liabilities	18,381	13,825
Professional services	4,317	4,415
Taxes payable (including sales taxes)	5,567	4,847
Product warranties (note 19 (a)(iii))	4,181	6,743
Sales credits	10,461	8,814
Restructuring liability (note 7)	5,822	8,655
Operating lease liabilities	5,190	5,793
Finance lease liabilities	353	379
Other	25,068	27,692
	$154,215	$149,596

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
16.    LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	September 30, 2020	December 31, 2019
Accrued royalties	$32,616	$30,988
Deferred revenue	7,718	8,078
Finance lease liabilities	28	188
Other	4,483	4,153
	$44,845	$43,407
Remaining performance obligations
    As of September 30, 2020, we had $22,326 of remaining performance obligations to be recognized (December 31, 2019 - $24,173), of which we expect to recognize approximately 12% in 2020 and 42% in 2021, and 46% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.
17.    ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Balance, beginning of period	$(13,764)	$(12,666)	$(13,216)	$(9,146)
Foreign currency translation adjustments	(135)	(1,429)	(503)	(4,634)
Gain (loss) on long term intercompany balances	2,805	(2,298)	2,625	(2,613)
Balance, end of period	$(11,094)	$(16,393)	$(11,094)	$(16,393)

18.    FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
Level 1 -        Quoted prices in active markets for identical assets or liabilities.
Level 2 -    Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -    Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, short-term borrowings, long-term debt, long-term obligations and other long-term liabilities approximate their fair values.
Derivatives, such as foreign currency forward and options contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).
Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.
As at September 30, 2020, we were committed to foreign currency forward contracts totaling $25.5 million Canadian dollars with an average forward rate of 1.3782, maturing between October 2020 to January 2021. We recorded unrealized gain of $162 and $418, respectively, in Foreign exchange gain (loss) for those outstanding contracts in the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 - unrealized loss of $302 and unrealized gain of $1,356).
(b) Credit facilities
On April 30, 2020, we entered into a second amending agreement to the revolving credit agreement (the “Amended Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent, which increased our total borrowing capacity to $50 million and extended the maturity date to April 30, 2023. Availability under the Amended Revolving Facility is subject to a borrowing base related to eligible accounts receivable and inventory and is the lesser of the facility size or borrowing base and is secured by a pledge against substantially all of our assets. The Amended Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Amended Revolving Facility.  Borrowings under the Amended Revolving Facility bear interest at US Base Rate or LIBOR plus applicable margin.  The Amended Revolving Facility contains a financial covenant that requires the Company to be below a maximum total leverage ratio.
As at September 30, 2020, we had drawn $25 million under the Amended Revolving Facility.  In the three and nine months ended September 30, 2020, we recorded interest expense of $204 and $396, respectively (three and nine months ended September 30, 2019- $nil).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
On July 22, 2020, we further amended the Amended Revolving Facility and added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”); specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate or Bankers Acceptance rate plus applicable margin. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, July 22, 2025. Under the terms of the BCAP, the proceeds must be used to finance operations, may not be used to refinance existing debt obligations, pay dividends or other distributions to shareholders, make shareholder contributions or shareholder loans, buy back shares and includes certain restrictions on executive compensation payouts. As at September 30, 2020, we had $9.4 million (Cdn$ 12.5 million) outstanding on the Loan of which $0.2 million is in the current portion. In the three and nine months ended September 30, 2020, we recorded interest expense of $91 (three and nine months ended September 30, 2019- $nil).
(c) Letters of credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank.  The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada.  As of September 30, 2020, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.35 million.
(d) Accounts Receivables Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as Purchaser, to improve our liquidity during high working capital periods. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding Receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $42,523 and $128,888 Receivables in the three and nine months ended September 30, 2020, respectively. As at September 30, 2020, $19,607 remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $78 and $349 for the three and nine months ended September 30, 2020, respectively, are included in Other expense in the consolidated statements of operations (three and nine months ended September 30, 2019 - $164 and $334, respectively). As at September 30, 2020, we collected $2,929 from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
19.    COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products
(i)Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.
(ii)We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.
(iii)We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	Three months ended September 30, 2020	Nine months ended September 30, 2020
Balance, beginning of period	$5,096	$6,743
Provisions	8	193
Expenditures	(923)	(2,755)
Balance, end of period	$4,181	$4,181
(b) Other commitments
We have purchase commitments totaling approximately $134,885 net of related electronic components inventory of $5,724 (December 31, 2019 — $128,146, net of electronic components inventory of $7,207), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between October 2020 and March 2021. These purchase commitments include $33,394 commitments related to the automotive business net of electronic components inventory of $1,835. In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
We have purchase commitments totaling approximately $5,857 (December 31, 2019 — $7,110) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between October 2020 and February 2023. Included in this total is approximately $2,100 related to a new purchase commitment with a mobile network operator we entered into in the first quarter of 2020.
We also have purchase commitment totaling approximately $2,536 (December 31, 2019 — $2,458) with a supplier under which we have committed to buy a minimum amount of cloud computing services between October 2020 and May 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
(c) Legal proceedings
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.
In March 2020, Sunset Licensing LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our GNX-3 LTE devices. The lawsuit has been dismissed without prejudice.

In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit has been dismissed with prejudice.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant no earlier than the second quarter of 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)
claims were not proved to be unpatentable. In April 2020, the District Court granted summary judgment to the plaintiffs with respect to our counterclaims alleging that the plaintiff had breached its commitments to standard setting organizations. The Court rendered its claim construction order in September 2020. The lawsuit is now in the expert discovery and reporting stage.

In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. We have filed a motion for summary judgment which is in the final briefing stages. We anticipate a hearing to be scheduled in Q4 2020. Trial in our case has been scheduled for January 2021.

Intellectual Property Indemnification Claims

We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that First Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE. The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us. Following successful motions to dismiss filed by several defendants, the First Suit Plaintiffs have filed amended complaints, dropping 6 of the 7 Blackberry patents from the allegations against certain of the defendants, including at least one of our customers. Inter Partes Review petitions have been filed by us and other defendants with respect to the patents involved in the First Suits. The First Suits are in the discovery stage and a first trial against one of the defendants is scheduled for November 2022. In May 2020, Sisvel International S.A., 3G licensing S.A. and Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents purportedly owned by the Second Suit Plaintiffs and obtained from Nokia Corporation (1 patent), Blackberry, Ltd. (2 patents) and LG Electronics Inc. (6 patents), that the Second Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 3G and 4G. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us. The Second Suits are in the initial pleadings stage.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

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Head Office
Sierra Wireless, Inc.
13811 Wireless Way
Richmond
British Columbia
Canada V6V 3A4

Telephone :: 604 231 1100

Facsimile :: 604 231 1109

Website :: www.sierrawireless.com